Exhibit 99.1

Execution Version

ISOENERGY LTD.

Common Shares

EQUITY DISTRIBUTION AGREEMENT

May 30, 2025

Virtu Canada Corp.

1720 - 222 Bay Street

Toronto, ON M5K 1B7

Virtu Americas LLC

41st Floor – 1633 Broadway

New York, NY 10019 United States

Ladies and Gentlemen:

IsoEnergy Ltd., a corporation governed by the Business Corporations Act (Ontario) (the “Company”), confirms its agreement (this “Agreement”) with Virtu Canada Corp. (the “Canadian Agent”) and Virtu Americas LLC (the “U.S. Agent” and, together with the Canadian Agent, the “Agents”), with respect to the issuance and sale from time to time by the Company of Common Shares (as defined herein) (the “Shares”), having an aggregate offering price of up to C$75,000,000 (or its equivalent in other currencies) (the “Maximum Amount”), through or to the Agents, as sales agents or principals, on the terms and subject to the conditions set forth in this Agreement.

The Company has prepared and filed with the securities regulatory authorities (the “Canadian Qualifying Authorities”) in each of the provinces and territories of Canada (the “Canadian Qualifying Jurisdictions”) a preliminary short form base shelf prospectus dated August 28, 2024 (the “Canadian Preliminary Base Prospectus”) and has prepared and filed with the Canadian Qualifying Authorities in the Canadian Qualifying Jurisdictions the Canadian Base Prospectus (as defined herein) in respect of an aggregate of up to C$200,000,000 (or the equivalent thereof in U.S. dollars or any other currencies) of (i) common shares of the Company (the “Common Shares”); (ii) warrants to purchase other Shelf Securities (as defined herein); (iii) units comprised of one or more of the other Shelf Securities; (iv) senior and subordinated unsecured debt securities, including debt securities convertible or exchangeable into other securities of the Company, and subscription receipts. or any combination thereof, (collectively, the “Shelf Securities”) in each case in accordance with Canadian Securities Laws (as defined herein). The Ontario Securities Commission (the “Reviewing Authority”) is the principal regulator of the Company under the passport system procedures provided for under Multilateral Instrument 11-102 – Passport System and National Policy 11-202 – Process for Prospectus Reviews in Multiple Jurisdictions in respect of the Shelf Securities and the offering of the Shares. The Reviewing Authority has issued a receipt evidencing that a receipt has been issued by itself and deemed to have been issued by the other Canadian Qualifying Authorities, for the Canadian Preliminary Base Prospectus and the Reviewing Authority has issued receipts evidencing that receipts have been issued on behalf of itself and deemed to have been issued by the other Canadian Qualifying Authorities for the Canadian Base Prospectus (the “Receipts”). The term “Canadian Base Prospectus” means the final short form base shelf prospectus dated September 5, 2024, as amended pursuant to Amendment No. 1 to the final short form base shelf prospectus dated May 8, 2025, relating to the Shelf Securities, at the time the Reviewing Authority issued the Receipts with respect thereto in accordance with the applicable rules and regulations under such laws, together with applicable published national, multilateral and local policy statements, instruments, notices and blanket orders of the Canadian Qualifying Authorities in each of the Canadian Qualifying Jurisdictions and the Translation Decision (as defined herein) (the “Canadian Securities Laws”), including National Instrument 44-101 – Short Form Prospectus Distributions (“NI 44-101”) and National Instrument 44-102 – Shelf Distributions (“NI 44-102”), and includes all documents incorporated therein by reference and the documents otherwise deemed to be a part thereof or included therein pursuant to Canadian Securities Laws, including but not limited to, all Designated News Releases (as defined herein). As used herein, a “Designated News Release” means a news release disseminated by the Company disclosing information that, in the Company’s determination, constitutes a material fact (as such term is defined in Canadian Securities Laws) and identified by the Company as a “designated news release” for the purposes of the offering of Shares in writing on the face page of the version of such news release that is filed by the Company on the System for Electronic Document Analysis and Retrieval+ website at www.sedarplus.ca (“SEDAR+”) in compliance with Section 5.5 of the Companion Policy to NI 44-102. As used herein, “Canadian Prospectus Supplement” means the most recent prospectus supplement to the Canadian Base Prospectus dated the date hereof relating to the Shares filed by the Company with the Canadian Qualifying Authorities in accordance with Canadian Securities Laws. As used herein, “Canadian Prospectus” means the Canadian Prospectus Supplement (and any additional Canadian prospectus supplement prepared in accordance with the provisions of this Agreement and filed with the Canadian Qualifying Authorities in accordance with Canadian Securities Laws) together with the Canadian Base Prospectus. The Canadian Prospectus Supplement shall provide that any and all Designated News Releases shall be deemed to be incorporated by reference in the Canadian Prospectus. All Designated News Releases shall also be furnished to the United States Securities and Exchange Commission (the “Commission”) on Form 6-K and the Canadian Prospectus Supplement shall provide that such Form 6-K shall be deemed to be incorporated by reference as an exhibit to the Registration Statement (as defined herein) to the extent indicated in the applicable Form 6-K. The “Translation Decision” means the decision of the Autorité des marchés financiers dated August 22, 2024 obtained by the Company granting exemptive relief from the requirement that the Canadian Prospectus and the documents incorporated by reference in the Canadian Prospectus be publicly filed in both the French and English languages. For the purposes of the Canadian Prospectus, the Company is not required to publicly file French versions of the Canadian Prospectus or the documents incorporated by reference therein.

The Company has also prepared and filed with the Commission, pursuant to the Canada/U.S. Multi-Jurisdictional Disclosure System adopted by the Commission, a registration statement on Form F-10 (File No. 333-287236) covering the registration of the Shelf Securities under the United States Securities Act of 1933, as amended (the “Act”), and the rules and regulations of the Commission thereunder (the “Rules and Regulations”). Such registration statement, including the Canadian Base Prospectus (with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the Rules and Regulations and including exhibits to such registration statement), has become effective in such form pursuant to Rule 467(a) under the Act. Such registration statement on Form F-10, at any given time, including amendments (including post-effective amendments) and supplements thereto to such time, the exhibits and any schedules thereto at such time and the documents incorporated by reference therein at such time, is herein called the “Registration Statement”. The Canadian Base Prospectus, with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the Rules and Regulations in the form in which it is included in the Registration Statement on the date it became effective under the Act is herein called the “U.S. Base Prospectus”. “U.S. Prospectus Supplement” means the most recent Canadian Prospectus Supplement, with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the Act, relating to the offering of the Shares, to be filed by the Company with the Commission pursuant to General Instruction II.L of Form F-10; “U.S. Prospectus” means the U.S. Prospectus Supplement (and any additional U.S. Prospectus Supplement prepared in accordance with the provisions of this Agreement and filed with the Commission in accordance with General Instruction II.L of Form F-10) together with the U.S. Base Prospectus; “Base Prospectuses” means, collectively, the Canadian Base Prospectus and the U.S. Base Prospectus; “Prospectuses” means, collectively, the Canadian Prospectus and the U.S. Prospectus; “Prospectus Supplements” means, collectively, the Canadian Prospectus Supplement and the U.S. Prospectus Supplement.

Any reference herein to the Registration Statement, the Base Prospectuses, the Prospectus Supplements or the Prospectuses or any amendment or supplement thereto shall be deemed to refer to and include the documents incorporated by reference therein, and any reference herein to the terms “amend”, “amendment” or “supplement” with respect to the Registration Statement, the Base Prospectuses, the Prospectus Supplements or the Prospectuses shall be deemed to refer to and include the filing or furnishing of any document with or to the Commission or Canadian Qualifying Authorities, as applicable, on or after the effective date of the Registration Statement or the date of the Base Prospectuses, the Prospectus Supplements or the Prospectuses, as the case may be, and deemed to be incorporated by reference therein. For purposes of this Agreement, all references to the Canadian Base Prospectus, the Canadian Prospectus Supplement and the Canadian Prospectus or any amendment or supplement thereto shall be deemed to include any copy filed with any Canadian Qualifying Jurisdiction pursuant to SEDAR+ and all references to the Registration Statement, the U.S. Base Prospectus, the U.S. Prospectus Supplement and the U.S. Prospectus or any amendment or supplement thereto shall be deemed to include any copy filed with the Commission pursuant to its Electronic Data Gathering Analysis and Retrieval System or any successor system thereof (“EDGAR”).

The Company has also prepared and filed with the Commission an appointment of agent for service of process upon the Company on Form F-X in conjunction with the filing of the Registration Statement.

All references in this Agreement to financial statements and schedules and other information which is “described”, “contained”, “included” or “stated” in the Registration Statement, the U.S. Base Prospectus, the U.S. Prospectus Supplement or the U.S. Prospectus (or other references of like import) shall be deemed to mean and include all such financial statements and schedules and other information which is incorporated by reference in or otherwise deemed by the Rules and Regulations to be a part of or included in the Registration Statement, the U.S. Base Prospectus, the U.S. Prospectus Supplement or the U.S. Prospectus, as the case may be; and all references in this Agreement to amendments or supplements to the Registration Statement, the U.S. Base Prospectus, the U.S. Prospectus Supplement or the U.S. Prospectus shall be deemed to mean and include the filing of any document under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and which is deemed to be incorporated therein by reference as exhibits to the Registration Statement or otherwise deemed by the Rules and Regulations to be a part of or included in the Registration Statement, the U.S. Base Prospectus or the U.S. Prospectus, as the case may be. All references in this Agreement to financial statements and other information which is “described”, “contained”, “included” or “stated” in the Canadian Base Prospectus or the Canadian Prospectus (or other references of like import) shall be deemed to mean and include all such financial statements and other information which is incorporated by reference in or otherwise deemed by Canadian Securities Laws to be a part of or included in the Canadian Prospectus.

The Company confirms its agreement with the Agents as follows:

1.             Sale and Delivery of the Shares.

(a)            Agency Transactions. On the basis of the representations, warranties and agreements herein contained, but subject to the terms and conditions herein set forth, the Company and the Agents agree that the Company may issue and sell through or to the Agents, as sales agents or principals for the Company, the Shares (an “Agency Transaction”) as follows.

(i)           The Company may, from time to time, propose to the applicable Agent the terms of an Agency Transaction by means of a telephone call or forms of written electronic communication (confirmed promptly by electronic mail in a form substantially similar to Exhibit A hereto (an “Agency Transaction Notice”)) from any one of the individuals listed as authorized representatives of the Company on Schedule 1 hereto (each, an “Authorized Company Representative”), such proposal to include, among other parameters permitted in accordance with this Agreement: the trading day(s) for the Toronto Stock Exchange (the “TSX”) or the NYSE American LLC (the “NYSE American”) (which may not be a day on which the TSX or the NYSE American, as applicable, is closed or scheduled to close prior to its regular weekday closing time) on which the Shares are to be sold (each, a “Trading Day”); the maximum number or value of Shares that the Company wishes to sell in the aggregate and on each Trading Day; and the minimum price at which the Company is willing to sell the Shares (the “Floor Price”). The Agency Transaction Notice shall be effective upon delivery to the applicable Agent unless and until (A) the applicable Agent declines to accept the terms contained therein and does not confirm promptly in accordance with Section 1(a)(ii), (B) the entire amount of the Shares under the Agency Transaction Notice have been sold, (C) the Company or the applicable Agent suspends or terminates the Agency Transaction Notice in accordance with the notice requirements set forth in Section 1(a)(vi) or Section 6, as applicable, (D) the Company issues a subsequent Agency Transaction Notice with parameters superseding those on the earlier Agency Transaction Notice, or (E) this Agreement has been terminated under the provisions of this Agreement. The terms of an Agency Transaction shall be proposed to, and each Agency Transaction Notice shall be addressed to, the respective individuals from the applicable Agent set forth on Schedule 1 hereto (the “Authorized Agent Representatives”).

(ii)          If such proposed terms for an Agency Transaction are acceptable to the applicable Agent, it shall promptly confirm the terms by countersigning the Agency Transaction Notice for such Agency Transaction and emailing it to the Authorized Company Representatives which delivered such Agency Transaction Notice. In the event of a conflict between the terms of this Agreement and the terms of an Agency Transaction Notice, the terms of the Agency Transaction Notice will prevail.

(iii)         Subject to the terms and conditions hereof, the applicable Agent shall, severally and not jointly, use its commercially reasonable efforts to sell all of the Shares designated in, and subject to the terms of, such Agency Transaction Notice. The applicable Agent shall not sell any Share at a price lower than the Floor Price. The Company acknowledges and agrees with the Agents that (x) there can be no assurance that an Agent will be successful in selling all or any of such Shares or as to the price at which any Shares are sold, if at all, (y) no Agent shall incur liability or obligation to the Company or any other person or entity if they do not sell any Shares for any reason, and (z) no Agent shall be under any obligation to purchase any Shares on a principal basis pursuant to this Agreement.

(iv)         The Agents, severally and not jointly, covenant that the Agents will not (nor will any person or company acting jointly or in concert therewith), in connection with the distribution of Shares in an “at-the-market distribution” (as defined in NI 44-102), enter into any transaction that is intended to stabilize or maintain the market price of the Common Shares, including selling an aggregate number or principal amount of Shares that would result in an Agent creating an over-allocation position in the Shares.

(v)          The Company, or the applicable Agent or Agents, may, upon notice to the other party or parties, in writing, by telephone (confirmed immediately by e-mail) or by e-mail notice (or other method mutually agreed to in writing by the parties), suspend or terminate any sale of Shares for any reason at any time for which it has delivered or received, as applicable, an Agency Transaction Notice; provided, however, that such suspension or termination shall not affect or impair any party’s obligations with respect to any Shares sold hereunder prior to the receipt of such notice. The parties agree that no such notice shall be effective against any other party unless it is made by and to, with respect to the Company, each of the Authorized Company Representatives or, with respect to the applicable Agent, each of the Authorized Agent Representatives, and in each case as Schedule 1 may be amended from time to time by written notice to each of the parties hereto.

(vi)         If the terms of any Agency Transaction as set forth in an Agency Transaction Notice contemplate that the Shares shall be sold on more than one Trading Day, then the Company and the applicable Agent shall mutually agree to such additional terms and conditions as they deem necessary in respect of such multiple Trading Days, and such additional terms and conditions shall be binding to the same extent as any other terms contained in the relevant Agency Transaction Notice.

(vii)        The applicable Agent, as sales agent in an Agency Transaction, shall not make any sales of the Shares on behalf of the Company, pursuant to this Agreement, other than by means of ordinary brokers’ transactions (x) that constitute an “at-the-market-distribution” under NI 44-102, including, without limitation, sales made directly on the TSX and the NYSE American, or any Canadian or United States marketplace, or (y) such other sales of the Shares on behalf of the Company in its capacity as agent of the Company as shall be agreed by the Company and the applicable Agent in writing.

(viii)       The compensation to each Agent for sales of the Shares in an Agency Transaction with respect to which such Agent acts as sales agent or principal hereunder shall be as set forth in the Agency Transaction Notice for such Agency Transaction but shall be equal to 1.0% of the gross offering proceeds of the Shares sold in such Agency Transaction. The applicable Agent shall provide written confirmation to the Company (which may be provided by email to at least two of the Authorized Company Representatives) following the close of trading on each Trading Day on which Shares are sold in an Agency Transaction under this Agreement, setting forth (i) the number and the average price of Shares sold on such Trading Day (showing the number and the average price of Shares sold on the TSX, on the NYSE American or on any other “marketplace”), (ii) the gross offering proceeds received from such sales, (iii) the commission payable by the Company to such Agent with respect to such sales (which commission shall be paid in the same currency as the sale of the Shares to which such commission pertains) and (iv) the net offering proceeds (being the gross offering proceeds for such sales less the commission payable for such sales) (the “Net Offering Proceeds”).

(ix)         Settlement for sales of the Shares in an Agency Transaction pursuant to this Agreement shall occur on the first Trading Day (or such earlier day as is industry practice for regular-way trading) following the date on which such sales are made (each such day, a “Settlement Date”). On each Settlement Date, the Shares sold through the applicable Agent in Agency Transactions for settlement on such date shall be issued and delivered by the Company to the applicable Agent against payment by the applicable Agent to the Company of the Net Offering Proceeds from the sale of such Shares. Settlement for all such Shares shall be effected by free delivery of the Shares by the Company or its transfer agent to the applicable Agent’s or its designee’s account (provided that the applicable Agent shall have given the Company written notice of such designee prior to the relevant Settlement Date) at The Canadian Depository for Securities (“CDS”), The Depository Trust Company or by such other means of delivery as may be mutually agreed upon by the parties hereto, which in all cases shall be freely tradable, transferable, registered shares in good deliverable form, which may include book-entry, in return for payment in same-day funds delivered to the account designated by the Company. If the Company, or its transfer agent (if applicable), shall default on its obligation to deliver the Shares on any Settlement Date, the Company shall (i) hold the applicable Agent harmless against any loss, claim, damage, or expense (including, without limitation, reasonable legal fees and expenses), as incurred, arising out of or in connection with such default by the Company and (ii) pay the applicable Agent any commission, discount or other compensation to which it would otherwise be entitled absent such default, provided, however, that without limiting Section 5 herein, with respect to (ii) above, the Company shall not be obligated to pay the applicable Agent any commission, discount or other compensation on any Shares that it is not possible to settle due to: (A) a suspension or material limitation in trading in securities generally on the TSX or the NYSE American; (B) a material disruption in securities settlement or clearance services in the United States or Canada; or (C) failure by the applicable Agent to comply with its obligations under the terms of this Agreement.

(b)           Maximum Number of Shares. Under no circumstances shall the Company propose to any one of the Agents, or any one of the Agents effect, a sale of Shares in an Agency Transaction pursuant to this Agreement if such sale would (i) cause the aggregate gross sales proceeds of the Shares sold pursuant to this Agreement to exceed the Maximum Amount, (ii) cause the number of Shares sold to exceed the number of shares of Common Shares available for offer and sale under the then effective Canadian Prospectus or Registration Statement, (iii) cause the number of Shares sold pursuant to this Agreement to exceed the number of Shares authorized from time to time to be issued and sold pursuant to this Agreement by the Company’s board of directors (the “Board”), or a duly authorized committee thereof, and notified to the applicable Agent in writing, or (iv) cause the number of Shares sold pursuant to this Agreement to exceed the number of Shares subject to conditional approval of the TSX. Notwithstanding anything to the contrary contained herein, the parties hereto agree that compliance with the limitations set forth in this Section 1(b) on the number of Shares issued and sold under this Agreement shall be the sole responsibility of the Company and that the Agents shall have no obligation in connection with such compliance.

(c)           Suspension of Sales. Notwithstanding any other provision of this Agreement, no sales of Shares shall take place, the Company shall not request the sales of any Shares that would be sold and the Agents shall not be obligated to sell or offer to sell any Shares during any period in which the Company is, or could be deemed to be, in possession of material non-public information with respect to the Company.

(d)           Continuing Accuracy of Representations and Warranties. Any obligation of the Agents to use their commercially reasonable efforts to sell the Shares on behalf of the Company as sales agents shall be subject to the continuing accuracy of the representations and warranties of the Company herein, to the performance by the Company of its obligations hereunder and to the continuing satisfaction of the conditions specified in Section 3 of this Agreement.

2.             Representations and Warranties of the Company. The Company represents and warrants to the Agents, and acknowledges that the Agents are relying upon such representations and warranties in completing the transactions contemplated under this Agreement, that:

(a)            the Company is qualified in accordance with the provisions of NI 44-101 and NI 44-102 to file a short form base shelf prospectus in each of the Canadian Qualifying Jurisdictions and the entering into of this Agreement will not cause the Receipts to no longer be effective. At the time of filing the Registration Statement, the Company met, and as of the date hereof the Company meets, the general eligibility requirements for use of Form F-10 under the Act. Any amendment or supplement to the Registration Statement or the Prospectuses required by this Agreement will be so prepared and filed by the Company and, as applicable, the Company will use commercially reasonable efforts to cause it to become effective as soon as reasonably practicable. The Commission’s website indicates that no stop order suspending the effectiveness of the Registration Statement is in effect. No proceedings for such purpose have been instituted or are pending or, to the best knowledge of the Company, are contemplated or threatened by any Canadian Qualifying Authority or similar regulatory authority or the TSX, the NYSE American, or the Commission. No order preventing or suspending the use of the Base Prospectuses, the Prospectus Supplements, the Prospectuses or any Permitted Free Writing Prospectus (as defined herein) has been issued by the Commission or any Canadian Qualifying Authority. The Canadian Prospectus, at the time of filing thereof with the Canadian Qualifying Authorities, complied in all material respects and, as amended or supplemented, if applicable, will comply in all material respects with Canadian Securities Laws. The Canadian Prospectus, as amended or supplemented, as of its date, did not and, as of each Time of Sale (as defined herein) and Settlement Date, if any, will not contain a misrepresentation, as defined under Canadian Securities Laws. The Canadian Prospectus, as amended or supplemented, as of its date, did and, as of each Time of Sale and Settlement Date, if any, will contain full, true and plain disclosure of all material facts relating to the Shares and to the Company. The representations and warranties set forth in the two immediately preceding sentences do not apply to statements in or omissions from the Canadian Prospectus, or any amendments or supplements thereto, made in reliance upon and in conformity with information relating to the Agents furnished to the Company in writing by or on behalf of the Agents expressly for use therein. The U.S. Prospectus, at the time first filed in accordance with General Instruction II.L. of Form F-10, conformed in all material respects and, as amended or supplemented, if applicable, will conform in all material respects to the Canadian Prospectus, except for such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the Rules and Regulations. The Company has delivered to the Agents one complete copy of each of the Canadian Base Prospectus and the Registration Statement and a copy of each consent of experts listed on Schedule 3 hereto and filed as a part thereof, and conformed copies of the Canadian Base Prospectus, the Registration Statement (without exhibits) and the Prospectuses, as amended or supplemented, in such quantities and at such places as the Agents have reasonably requested. At the time of filing the Registration Statement and at the earliest time after the filing of the Registration Statement that the Company or another offering participant made a bona fide offer (within the meaning of Rule 164(h)(2) under the Act) of the Shares, the Company was not and, as of the date of this Agreement, is not, an Ineligible Issuer (as defined in Rule 405 under the Act), without taking account of any determination by the Commission pursuant to Rule 405 under the Act that it is not necessary that the Company be considered an Ineligible Issuer. “Time of Sale” means the time of the applicable Agent’s initial entry into contracts with investors for the sale of such Shares;

(b)           the Registration Statement, when it became effective, at any deemed effective date pursuant to Form F-10 and the Rules and Regulations on the date of filing thereof with the Commission and at each Time of Sale and Settlement Date, and the U.S. Prospectus, on the date of filing thereof with the Commission and at each Time of Sale and Settlement Date, as amended or supplemented, conformed or will conform in all material respects with the requirements of the Rules and Regulations; the Registration Statement, when it became effective and at each Time of Sale and Settlement Date, did not and will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; and the U.S. Prospectus, on the date of filing thereof with the Commission on EDGAR, and the U.S. Prospectus and the applicable Permitted Free Writing Prospectus(es), if any, issued at or prior to such Time of Sale, taken together (collectively, and with respect to any Shares, together with the public offering price of such Shares, the “Disclosure Package”), in each case at each Time of Sale and Settlement Date, did not and will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; except that the foregoing shall not apply to statements or omissions in any such document made in reliance upon and in conformity with information relating to the Agents furnished in writing to the Company by or on behalf of the Agents specifically for inclusion in the Registration Statement, the U.S. Prospectus or any Permitted Free Writing Prospectus, or any amendment or supplement thereto;

(c)           each Permitted Free Writing Prospectus, if any, as of its issue date and at all subsequent times through the completion of the offering of the Shares or until any earlier date that the Company notified or notifies the Agents as described in Section 3(aa)(iii), did not, does not and will not include any material information that conflicted, conflicts or will conflict with the information contained in the Registration Statement, the U.S. Base Prospectus or the U.S. Prospectus, in each case including any document incorporated by reference therein and any prospectus supplement deemed to be a part thereof that has not been superseded or modified, or includes an untrue statement of a material fact or omitted or would omit to state a material fact required to be stated therein or necessary in order to make the statements therein the light of the circumstances under which they were made, not misleading. The foregoing sentence does not apply to statements in or omissions from any Permitted Free Writing Prospectus in reliance upon, and in conformity with, written information furnished to the Company by or on behalf of the Agents specifically for inclusion therein;

(d)           all of the material contracts and agreements of the Company and its subsidiaries not made in the ordinary course of business (collectively the “Material Contracts”) have been disclosed in the Offering Documents (as defined below) and filed in accordance with the Act and Canadian Securities Laws. Neither the Company nor any subsidiary has received notification from any party claiming that the Company or a subsidiary is in breach or default under any Material Contract;

(e)            the Company has been duly formed and validly exists and is in good standing under the Business Corporations Act (Ontario), and has the requisite corporate and legal power and capacity to own its assets as now owned and to carry on its business as it is now being carried on or will be described in the Registration Statement, the Prospectuses and the Disclosure Package, (collectively, the “Offering Documents”). The Company is duly qualified to carry on business in each jurisdiction in which the nature or character of its properties and assets, owned, leased or operated by it, or the nature of its business or activities, makes such qualification necessary;

(f)            the Company has no material subsidiaries other than Consolidated Uranium Inc., CUR USA Blocker, Inc., CUR USA Holding, LLC and CUR Henry Mountains Uranium, LLC (collectively, the “Material Subsidiaries”). Each of the Material Subsidiaries is validly subsisting under its respective laws of organization and has the requisite corporate power and authority to carry on its business as now conducted and to own or lease and to operate its properties and assets. Each of the Material Subsidiaries is duly qualified to carry on business in each jurisdiction in which the nature or character of its properties and assets, owned, leased or operated by it, or the nature or character of the properties and assets owned, leased or operated by its, or the nature of its business or activities, makes such qualification necessary. The Company is, directly or indirectly, the legal, beneficial and registered owner of all of the issued shares or other equity interests of each of the Material Subsidiaries. All of the issued and outstanding shares in the capital of the Material Subsidiaries have been duly authorized and validly issued and are fully paid and non-assessable, and all such shares are, except pursuant to restrictions on transfer contained in constating documents or bylaws, owned free and clear of any mortgage, charge, pledge, hypothec, security interest, prior claim, assignment, lien (statutory or otherwise), or restriction or adverse right or claim, or other third party interest or encumbrance of any kind, in each case, whether contingent or absolute, and any agreement, option, right or privilege (whether by law, contract or otherwise) capable of becoming any of the foregoing of any kind or nature whatsoever (“Liens”) and are free of any other restrictions including any restrictions on the right to vote, sell or otherwise dispose of such shares or other equity interests;

(g)           no act or proceeding has been taken by or against the Company or any of its subsidiaries in connection with the dissolution, liquidation, winding up, bankruptcy, reorganization, compromise or arrangement of the Company or any of its subsidiaries or for the appointment of a trustee, receiver, manager or other administrator of the Company or any of its subsidiaries or any of its properties or assets nor, to the knowledge of the Company, is any such act or proceeding threatened. Neither the Company nor any of its subsidiaries has sought protection under the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada) or similar legislation. Neither the Company nor any of its subsidiaries nor any of their respective properties or assets is subject to any outstanding judgment, order, writ, injunction or decree that involves or may involve, or restricts or may restrict, the right or ability of the Company or any of its subsidiaries to conduct their respective businesses in all material respects as it has been carried on prior to the date hereof, or that has had or would reasonably be expected to have, individually or in the aggregate, any change, effect, event or occurrence, that is, or would be reasonably expected to: (i) be materially adverse with respect to the condition (financial or otherwise), properties, assets, liabilities, obligations (whether absolute, accrued, conditional or otherwise), business, prospects, operations or results of operations of the Corporation and its subsidiaries (on a consolidated basis); or (ii) result in any Offering Document containing a misrepresentation (“Material Adverse Effect”);

(h)           the authorized capital of the Company consists of an unlimited number of Common Shares. As of the date of this Agreement, the Company has an authorized and outstanding capitalization as set forth in the Offering Documents, and, as of the time of purchase and any additional time of purchase, as the case may be, the Company shall have an authorized and outstanding capitalization as set forth in the Offering Documents (subject, in each case, to (i) the issuance of Common Shares upon exercise or conversion, as applicable, of stock options, warrants or other convertible securities (including the settlement of any interest thereon in accordance with the terms thereof) disclosed as outstanding in the Offering Documents, (ii) the grant of options under existing stock option plans described in the Offering Documents, (iii) the issuance of Common Shares on the exercise or deemed exercise of such options, and (iv) such other issuances of Common Shares undertaken by the Company in the ordinary course of business from time to time). Except as set forth in the Offering Documents, the Company has no other outstanding agreement, subscription, warrant, option, right or commitment or other right or privilege (whether by law, pre-emptive or contractual), nor has it granted any right or privilege capable of becoming an agreement, subscription, warrant, option, right or commitment, obligating it to issue or sell any Common Shares or other voting or equity securities, including any security or obligation of any kind convertible into or exchangeable or exercisable for any Common Shares or other voting or equity security. All outstanding Common Shares have been, and all Common Shares issuable upon the exercise of stock options and other convertible securities in accordance with their terms have been duly authorized and, upon issuance, will be, validly issued as fully paid and non-assessable shares of the Company and are not and will not be, as applicable, subject to or issued in violation of, any pre-emptive rights;

(i)             there are no outstanding contractual obligation of the Company to repurchase, redeem or otherwise acquire any Common Shares;

(j)             the Common Shares are listed and posted for trading on the TSX and the NYSE American and, except for such listings and trading, no securities of the Company are listed or quoted for trading on any other stock or securities exchange or market or registered under any securities laws. All necessary consents, approvals and authorizations have been obtained by the Company from the TSX and the NYSE American to ensure that, subject to fulfilling the standard listing conditions of both the TSX and the NYSE American, the Shares will be listed and posted for trading on both the TSX and the NYSE American upon their issuance;

(k)            the Company is not party to any shareholder, pooling, voting trust or other similar agreement relating to the issued and outstanding shares in the capital of the Company or its subsidiaries;

(l)             the Company is a “reporting issuer” within the meaning of applicable Canadian Securities Laws in each of the provinces and territories of Canada and is not on the list of reporting issuers in default under applicable Canadian Securities Laws, and no Canadian Qualifying Authority or similar regulatory authority has issued any order preventing or suspending trading of any securities of the Company, and the Company is not in default of any material provision of Canadian Securities Laws, the Act, the Exchange Act or the rules or regulations of the TSX or the NYSE American. Trading in the Common Shares on the TSX or NYSE American is not currently halted or suspended. No delisting, suspension of trading or cease trading order with respect to any securities of the Company is pending or, to the knowledge of the Company, threatened. No inquiry, review or investigation (formal or informal) of the Company by any Canadian Qualifying Authority or similar regulatory authority under Canadian Securities Laws or the TSX or the NYSE American is in effect or ongoing or expected to be implemented or undertaken. The Company has not taken any action to cease to be a reporting issuer in any of the provinces or territories of Canada nor has the Company received notification from any Canadian Qualifying Authority or similar regulatory authority seeking to revoke the reporting issuer status of the Company;

(m)           the Company is in compliance in all material respects with its continuous disclosure obligations under the Exchange Act and Canadian Securities Laws and, without limiting the generality of the foregoing, the information and statements in the documents incorporated by reference in the Offering Documents were true and correct, in all material respects, as of the respective dates of such information and statements, except where updated by refiled or subsequently filed disclosure documents, and, at the time such documents were filed on SEDAR+ and EDGAR, did not contain any misrepresentations and no material facts have been omitted therefrom which would make such information materially misleading as of the respective dates of such information and statements, and the Company has not filed any confidential material change reports which remain confidential as at the date hereof;

(n)           the Company is eligible to file a short form prospectus under NI 44 101 in each of the Canadian Qualifying Jurisdictions and is qualified to use the Canadian Shelf Procedures (defined below) and there are no reports or information that, in accordance with the requirements of Canadian Securities Laws, must be made publicly available in connection with the transactions contemplated hereby as at the date hereof that have not been made publicly available;

(o)           the Company is not in default or in breach of, and the execution and delivery of this Agreement, the performance and compliance with the terms of this Agreement, and the issuance and sale of the Shares will not result in any breach of, or be in conflict with or constitute a default under, any term or provision of the articles and bylaws of the Company, any resolution of the directors or shareholders of the Company or any mortgage, note, indenture, contract, agreement, written or oral, instrument, lease or other document to which the Company or its subsidiaries are a party or by which the Company or its subsidiaries is bound or any judgment, decree, order, statute, rule or regulation applicable to the Company or its subsidiaries, except in each case, any breach or default which would not have a Material Adverse Effect;

(p)           the Company has all requisite power and authority, and all corporate action has been taken by the Company: (i) to enter into this Agreement; (ii) to execute, deliver and file the Offering Documents, as applicable; and (iii) to carry out all the terms and provisions of this Agreement, including but not limited to the issuance and sale of the Shares;

(q)           this Agreement has been duly executed and delivered by the Company and constitutes, a legal, valid and binding obligations of the Company, enforceable in accordance with its terms, except where enforceability may be limited by bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium or similar laws affecting the availability of equitable remedies and the enforcement of creditors’ rights generally and general principles of equity and public policy and to the qualification that equitable remedies such as specific performance and injunction may be granted only in the discretion of a court of competent jurisdiction;

(r)            no consent, approval, authorization, order, registration, qualification, license, filing and permit of, with and from any judicial, regulatory and other legal or governmental agencies and bodies and any third parties, Canadian, U.S. or foreign is required in connection with the distribution of the Shares or the consummation of the transactions as contemplated by this Agreement, other than (i) as may be required under the securities or blue sky laws of the various jurisdictions in which the Shares are being offered, (ii) as have been obtained and are in full force and effect, and (iii) as may be required under the rules of the TSX and the NYSE American on or before each Time of Sale and associated Settlement Date;

(s)            when issued in accordance with this Agreement and pursuant to the effective Registration Statement and the Prospectuses, and upon receipt of payment for the Shares, the Shares will have been duly and validly issued as fully paid and non-assessable. The Shares, upon issuance, will not be issued in violation of or subject to any pre-emptive rights or contractual rights to purchase securities issued by the Company;

(t)            the Company has not taken and will not take, directly or indirectly, any action which is designed to or which has constituted or which might reasonably be expected to cause or result in stabilization or manipulation of the price of any security of the Company to facilitate the sale of the Shares;

(u)           there is no person that is or will be entitled to demand the proceeds of the offering of the Shares, other than the Company and the Agents, in accordance with the terms of this Agreement;

(v)           other than the Agents in respect of this Agreement, there is no person acting or purporting to act at the request of the Company who is entitled to any brokerage, agency or other advisory or similar fee in connection with the transactions contemplated herein;

(w)           the Company’s audited consolidated financial statements as at and for the years ended December 31, 2024 and 2023, and the notes thereto, together with the independent auditors’ report thereon and the Company’s unaudited condensed consolidated interim financial statements as at and for the three months ended March 31, 2025 and 2024, and the notes thereto (the “Company Financial Statements”) have been prepared in accordance with International Financial Reporting Standards (“IFRS”) applied on a basis consistent with those of previous periods (except (i) as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of the Company’s independent auditors or (ii) in the case of unaudited interim statements, to the extent they are subject to normal year-end adjustments) and in accordance with applicable laws. The Company Financial Statements, together with the related management’s discussion and analysis, present fairly, in all material respects, the assets, liabilities (whether accrued, absolute, contingent or otherwise) and financial condition of the Company and its subsidiaries, on a consolidated basis, as at the respective dates thereof and the losses, comprehensive losses, results of operations, changes in shareholders’ equity and cash flows of the Company for the periods covered thereby (subject, in the case of any unaudited interim financial statements, to normal year end audit adjustments) and reflect appropriate and adequate reserves in respect of contingent liabilities, if any. The Company does not intend to correct or restate nor, to the knowledge of the Company is there any basis for any correction or restatement of, any aspect of any of the Company Financial Statements;

(x)            neither the Company nor its subsidiaries is a party to, or has any commitment to become a party to, any off balance sheet transaction, arrangement, obligation or other relationship or any similar contract (including any contract relating to any transaction or relationship between or among the Company or any of its subsidiaries, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand) where the result, purpose or effect of such transaction, arrangement, obligation, relationship or contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or its subsidiaries;

(y)           management of the Company has designed a process of internal control over financial reporting (as such term is defined in National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”) and in Exchange Act Rule 13a-15(f)), for the Company providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS and has otherwise complied with NI 52-109 and the Exchange Act. Management of the Company assessed the Company’s internal control over financial reporting as of the end of the Company’s most recent fiscal year and concluded that such internal control over financial reporting was effective as of such date and the Company is not aware of any material weakness in its internal control over financial reporting (except as otherwise set forth in the Offering Documents);

(z)            the Company maintains disclosure controls and procedures (as defined in Rule 13a-15 under the Exchange Act and Canadian Securities Laws) that comply with the requirements of the Exchange Act and Canadian Securities Laws; such disclosure controls and procedures have been designed to ensure that material information relating to the Company is made known to the Company’s principal executive officer and principal financial officer by others within those entities; such disclosure controls and procedures have been evaluated by the Company’s principal executive officer and principal financial officer as effective as of the end of the most recent fiscal quarter;

(aa)         since the date of the latest audited consolidated financial statements of the Company included or incorporated by reference in the Offering Documents, there has been no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting (except as otherwise set forth in the Offering Documents);

(bb)         except as set forth in the Prospectuses and except for; (i) liabilities and obligations incurred in the ordinary course of business consistent with past practice since December 31, 2024; and (ii) pursuant to or in connection with this Agreement and the transactions contemplated hereby, neither the Company nor its subsidiaries has incurred any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, and are not party to or bound by any suretyship, guarantee, indemnification or assumption agreement, or endorsement of, or any other similar contract with respect to the obligations, liabilities or indebtedness of any person;

(cc)         the Company’s auditors are independent with respect to the Company within the meaning of the rules of professional conduct applicable to auditors in Canada, are independent registered public accountants as required by the Act, the Exchange Act and by the rules of the Public Company Accounting Oversight Board and there has never been a “reportable event” (within the meaning of section 4.11 of National Instrument 51-102 – Continuous Disclosure Obligations) with the Company’s auditors;

(dd)         the audit committee of the Company is comprised and operates in accordance with the requirements of National Instrument 52-110 – Audit Committees;

(ee)         since December 31, 2024, except as set forth in the Prospectuses:

i.	the Company and its subsidiaries have conducted their respective businesses only in the ordinary course of business and consistent with past practice, except for the offering of the Shares contemplated hereby; and

ii.	there has not been any event, occurrence, development or state of circumstances or facts that has had or would be reasonably expected to require the filing of a material change report under applicable Canadian Securities Laws or have a Material Adverse Effect;

(ff)           the business of the Company and its subsidiaries has been and is currently being conducted in compliance in all material respects with applicable laws and neither the Company nor its subsidiaries have received any written notice of any alleged violation of any such laws other than violations which have not had and would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect;

(gg)         neither the Company nor its subsidiaries and, to the Company’s knowledge, none of their respective directors, officers, supervisors, managers, employees, or agents has: (A) violated any applicable anti-corruption, anti-bribery, export control, and economic and financial sanctions laws administered, enacted or enforced from time to time by governmental authorities of Canada, the United States, the European Union, the United Kingdom, or the United Nations Security Council, including the Corruption of Foreign Public Officials Act (Canada), the United States Foreign Corrupt Practices Act (collectively, “Sanctions Laws”) and any other applicable anti- corruption, anti bribery, export control and Sanctions Laws of any relevant jurisdiction, (B) made, given, authorized, or offered anything of value, including any payment, facilitation payment, loan, reward, gift, contribution, expenditure or other advantage, directly or indirectly, to any government official in Canada, other jurisdictions in which the Company or its subsidiaries has assets or any other jurisdiction other than in accordance with applicable laws, (C) used any corporate funds, or made any direct or indirect unlawful payment from corporate funds to any foreign or domestic government official or employee, or for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity; or (D) violated or is in violation of any provision of the Criminal Code (Canada) relating to foreign corrupt practices, including making any contribution to any candidate for public office, in either case, where either the payment or gift or the purpose of such contribution payment or gift was or is prohibited under the foregoing or any other applicable law of any locality;

(hh)         the operations of the Company and its subsidiaries are and have been conducted at all times in compliance with applicable money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any federal, provincial, territorial or state or foreign or other governmental authority (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court of governmental authority or any arbitrator involving the Company or its subsidiaries with respect to the Money Laundering Laws is pending or, to the knowledge of the Company, threatened;

(ii)           neither the Company nor its subsidiaries nor any of their respective directors, officers, supervisors, managers, employees or agents is (i) any person currently identified, listed or designated under the Sanctions Laws, (ii) any person located, organized, resident, doing business or operating in a country or territory that is, or whose government is, the subject of Sanctions Laws which prohibit a person resident in, or a national of, Canada, the United States, the United Kingdom, or the European Union from doing business with or in that jurisdiction, or (iii) any person directly or indirectly owned or controlled by, or acting for the benefit or on behalf of, a person described in clause (i) or (ii) (a “Sanctioned Person”). Neither the Company nor any of its subsidiaries (i) has assets or operations located in a jurisdiction in violation of Sanctions Laws, or (ii) directly or indirectly derives revenues from or engages in investments, dealings, activities or transactions with any Sanctioned Person or which otherwise violate Sanctions Laws;

(jj)           there is no proceeding against or involving the Company or its subsidiaries, or affecting any of their property or assets (whether in progress or, to the knowledge of the Company, threatened) other than proceedings which would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect. There is no judgment, writ, decree, injunction, rule, award or order of any federal, provincial, territorial or state or foreign or other governmental authority outstanding against the Company or any of its subsidiaries in respect of its businesses, properties or assets;

(kk)         the Material Properties (as defined below) are the only material properties of the Company for the purposes of National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). The technical reports for each of the Material Properties (the “Technical Reports”) complied in all material respects with the requirements of NI 43-101 at the respective time of filing thereof based on information available at the time the Technical Reports were prepared. To the knowledge of the Company, there has been no material change in the scientific or technical information included in the Technical Reports since the respective dates such information was provided for purposes of the Technical Reports that would trigger the filing of a new technical report under NI 43-101 and there is no new material scientific or technical information concerning the relevant property not included in the Technical Reports or the documents filed by or on behalf of the Company on SEDAR+ prior to the date hereof. The Company made available to the authors of the Technical Reports, prior to the respective issuance thereof, for the purpose of preparing such reports, all information requested by them, and none of such information contained any misrepresentation at the time such information was so provided. All of the assumptions underlying the mineral resource estimates in the Technical Reports and in the Prospectuses are reasonable and appropriate and were prepared in all material respects in accordance with sound mining, engineering, geoscience and other applicable industry standards and practices, and in all material respects in accordance with all applicable laws, including the requirements of NI 43-101. There has been no material reduction in the aggregate amount of estimated mineral resources of the Company, taken as a whole, from the amounts set forth in the Prospectuses, other than as a result of operations in the ordinary course of business. The scientific and technical information set forth in the Prospectuses relating to mineral resources and mineral reserves required to be disclosed therein pursuant to NI 43-101 has been prepared by the Company and its consultants in accordance with methods generally applied in the mining industry and conforms, in all material respects, to the requirements of NI 43-101 and Canadian Securities Laws. The Company is in compliance in all material respects with the provisions of NI 43-101, has filed all technical reports required thereby, and there is no new material scientific or technical information concerning the relevant properties not included in the Technical Reports;

(ll)           the Company has identified, obtained, acquired or entered into, and is in compliance in all material respects with all material licences, permits, approvals, consents, certificates, registrations or other authorization of or issued by any federal, provincial, territorial or state or foreign or other governmental authority (“Permits”) required by applicable laws necessary to conduct its current business as it is being conducted as of the date hereof. All such Permits are in good standing in all material respects and there has been no material default under any such Permit. Any and all of the Permits pursuant to which the Company or any Material Subsidiary holds an interest in the Material Properties are valid and subsisting permits, certificates, agreements, leases, licences, documents or instruments in full force and effect, enforceable in accordance with terms thereof. All Permits are in good standing in all material respects and to the there has been no material default under any such Permit. The Company and the Material Subsidiaries have complied in all material respects with the terms of all Permits issued to them in respect of the Material Properties. The execution of this Agreement and the offering of the Shares will not result in the termination, revocation, suspension, lapse or limitation of, or inability of the Company or any Material Subsidiary to renew, any Permit. There are no actions, proceedings or investigations, pending or, to the knowledge of the Company, threatened, against the Company or the Material Subsidiaries that, if successful, could reasonably be expected to result in the suspension, loss or revocation of any material Permit;

(mm)       the Company and the Material Subsidiaries, taken together, have valid and sufficient right, title, and interest free and clear of any Lien (other than as described in the Prospectuses) to their existing concessions, claims, licences (from landowners and authorities permitting the use of land by the Company or its subsidiaries), leases, contracts, agreements, rights of way, occupancy rights, surface rights, mining claims, mill sites, mineral rights, including all water rights, water shares, or other interests in water, easements and all other real property interests in respect of the Material Properties, in each case as are necessary to perform the operation of its business as presently owned and conducted in all material respects;

(nn)         all material mineral tenures and mineral property claims, including federal unpatented mining claims, in which the Company or any of its subsidiaries has an interest or right, comprising the Material Properties, are valid and subsisting in all material respects, and, to the knowledge of the Company, have been validly located, staked, recorded and maintained in accordance with all applicable laws. The Company and the Material Subsidiaries have all material surface rights and access rights relating to the Material Properties. Each of the documents, agreements, instruments and obligations relating thereto and referred to above is currently in good standing in all material respects in the name of the Company or the Material Subsidiaries, as applicable, and free and clear of all material Liens and no third party or group holds any such rights that would be required by the Company and the Material Subsidiaries to so develop the Material Properties;

(oo)         all material option or lease option agreements concerning mining interests to which the Company or any Material Subsidiary is a party or otherwise bound, are in good standing and there are no material Liens registered or outstanding against the interests therein or the property related thereto, except in accordance with such option agreements or as set forth in the Offering Documents; all payment obligations thereunder have been met and, to the knowledge of the Company, the title to the property held by the optionholders to which such option agreements relate are good and marketable and held by the titleholders who are parties to the respective option agreements;

(pp)         neither of the Material Properties has been taken, seized, levied upon, subject to a Lien or assessment of any federal, provincial, territorial or state or foreign or other governmental authority nor expropriated by any governmental authority nor has any actual or constructive notice or proceeding in respect thereof been given or commenced nor, to the knowledge of the Company, is there any intent or proposal to give any such notice or to commence any such proceeding;

(qq)         Neither the Company nor any of the Material Subsidiaries is in material violation of any federal, provincial, state, local, municipal or foreign statute, law, rule, regulation, ordinance, code, policy or any judicial or administrative interpretation thereof, including any judicial or administrative order, consent decree or judgment, relating to pollution or protection of human health, the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata) or wildlife, including, without limitation, laws and regulations relating to the release or threatened release of chemicals, pollutants, contaminants, wastes, toxic substances, hazardous substances, petroleum or petroleum products (collectively, “Hazardous Materials”) or to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials (collectively, “Environmental Laws”) other than violations which have not had and would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect, (b) the Company and the Material Subsidiaries have all permits, authorizations and approvals required under any applicable Environmental Laws in connection with the operation of the business of the Company and its subsidiaries as currently conducted and are in material compliance with their requirements and (c) except as set out in the Offering Documents, there are no pending or, to the knowledge of the Company, threatened, administrative, regulatory or judicial actions, suits, demands, demand letters, claims, liens, notices of non-compliance or violation, investigation or proceedings relating to any Environmental Laws against the Company or any of the Material Subsidiaries which if determined adversely would reasonably be expected to have a Material Adverse Effect;

(rr)           neither the Company nor any of its subsidiaries has engaged in any unfair labour practice and no unfair labour practice complaint, grievance, claim, charge, administrative agency investigation or arbitration proceeding (each, a “Labour Complaint”) is pending or, to the knowledge of the Company, threatened against the Company or any of its subsidiaries;

(ss)         there are no outstanding assessments, penalties, fines, liens, charges, surcharges against, or other amounts due or owing pursuant to any workplace safety and insurance legislation by, the Company or any of the Material Subsidiaries (or naming the Company or any of the Material Subsidiaries as a potentially responsible party) and neither the Company nor any of the Material Subsidiaries has been reassessed in any material respect under such legislation during the past three years and, no audit of the Company or any of the Material Subsidiaries is currently being performed pursuant to any applicable workplace safety and insurance legislation. There are no claims, investigations or inquiries pending against the Company or any of the Material Subsidiaries (or naming the Company or any of the Material Subsidiaries as a potentially responsible party) based on non-compliance with any applicable health and safety laws at any of the operations relating to the Material Properties;

(tt)           the Company and the Material Subsidiaries are insured against such losses and risks and in such amount as are customary in the business in which they are engaged. All policies of insurance insuring the Company, the Material Subsidiaries or any of their business, assets, employees, officers and directors are in full force and effect, and the Company and the Material Subsidiaries are in compliance with the terms of such policies in all material respects. There are no material claims by the Company or any Material Subsidiary under any such policy or instrument as to which any insurance company is denying liability or defending under a reservation of rights clause and that would result in a Material Adverse Effect on the Company;

(uu)         other than as disclosed in the Offering Documents, there are no claims, actions, suits or other proceedings (whether or not proven) by any Indian or Indian band (as those terms are defined in the Indian Act (Canada)), First Nations person or people, Métis person or people, Inuit person or people, or aboriginal person or people, native person or people, indigenous person or people, or any person or group asserting or otherwise claiming an aboriginal right (including aboriginal title), , treaty right or any other aboriginal or Métis interest, and any person or group representing, or purporting to represent, any of the foregoing (“Indigenous Groups”), including any claim or assertion of Aboriginal or treaty rights involving the Company currently, or to the knowledge of the Company, threatened which relate to any of the Material Properties or to the Company’s operations and businesses. True and complete copies of all material agreements, memoranda of understanding, commitments and similar arrangements between the Company and any Indigenous Group have been made available to the Agents, all of which arrangements are in full force and effect;

(vv)         all taxes (including income tax, capital tax, payroll taxes, employer health tax, workers’ compensation payments, property taxes, custom and land transfer taxes), duties, royalties, levies, imposts, assessments, deductions, charges or withholdings and all liabilities with respect thereto including any penalty and interest payable with respect thereto due and payable by the Company and the Material Subsidiaries (“Taxes”) have been paid, other than immaterial amounts or those being contested in good faith and for which adequate reserves have been provided. All tax returns, declarations, remittances and filings required to be filed by the Company and the Material Subsidiaries have been filed with all appropriate governmental authorities and all such returns, declarations, remittances and filings are complete and materially accurate and no material fact or facts have been omitted therefrom which would make any of them misleading in each case except where the inaccuracy or failure to file such documents would not constitute an adverse material fact of the Company, or result in a Material Adverse Effect. To the knowledge of the Company, no examination by any governmental authority of any tax return of the Company or any Material Subsidiary is currently in progress except in the ordinary course and there are no issues or disputes outstanding with any governmental authority respecting any Taxes that have been paid, or may be payable, by the Company and the Material Subsidiaries;

(ww)        there are no transfer taxes or other similar fees or charges under Canadian or United States federal law or the laws of any state, province or any political subdivision thereof, required to be paid in connection with the execution and delivery of this Agreement or the issuance by the Company or sale by the Company of the Shares;

(xx)          no stamp duty, registration or documentary taxes, duties or similar charges are payable under the federal laws of Canada or the laws of any province in connection with: (i) the execution and delivery of this Agreement; or (ii) the enforcement or admissibility in evidence of this Agreement; or (iii) the issuance, sale and delivery to the Agents of the Shares; or (iv) the sale of the Shares through the Agents to United States residents;

(yy)         the minute books and records of the Company and the Material Subsidiaries which the Company has made available to the Agents and their counsel in connection with their due diligence investigation of the Company contain copies of all constating documents and all proceedings of securityholders and directors (and committees thereof) (or drafts pending the approval thereof) and are complete in all material respects;

(zz)          Computershare Investor Services Inc. has been duly appointed as the registrar and transfer agent with respect to the Common Shares and Computershare Trust Company, N.A. is the duly appointed United States co- agent for the Common Shares in the United States.

(aaa)        the Shares are qualified investments under the Income Tax Act (Canada) and the regulations thereunder for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit-sharing plans, registered education savings plans, tax free savings accounts and registered disability savings plans;

(bbb)      subsequent to the respective dates as of which information is given in the Offering Documents, except as disclosed in the Offering Documents, (i) the Company has not declared or paid any dividends, or made any other distribution of any kind, on or in respect of its share capital, (ii) there has not been any material change in the share capital or long-term or short-term debt of the Company and its subsidiaries taken as a whole, (iii) neither the Company nor any subsidiary has sustained any material loss or interference with its business or properties from fire, explosion, flood, hurricane, accident or other calamity, whether or not covered by insurance, or from any labour dispute or any legal or governmental proceeding, in any such case that is material to the Company and its subsidiaries taken as a whole, and (iv) there has not been any material adverse change or any development involving a prospective material adverse change, whether or not arising from transactions in the ordinary course of business, in or affecting the business, general affairs, management, condition (financial or otherwise), results of operations, shareholders’ equity, properties or prospects of the Company and the subsidiaries, taken as a whole (each of (i)-(iv), a “Material Adverse Change”); since the date of the latest balance sheet included, or incorporated by reference, in the Offering Documents, neither the Company nor any subsidiary has incurred or undertaken any liabilities or obligations, whether direct or indirect, liquidated or contingent, matured or unmatured, or entered into any transactions, including any acquisition or disposition of any business or asset, which are material to the Company and the subsidiaries, taken as a whole, except for liabilities, obligations and transactions which are disclosed in the Offering Documents;

(ccc)       neither the Company nor any subsidiary completed any “significant acquisition”, “significant disposition” nor is it proposing any “probable acquisitions” (as such terms are defined in NI 44-101) that would require the inclusion of any additional financial statements or pro forma financial statements in the Offering Documents pursuant to Canadian Securities Laws;

(ddd)      except as disclosed in the Offering Documents, neither the Company nor any subsidiary has any material loans or other material indebtedness outstanding which has been made to any of the Company’s shareholders, officers, directors or employees, past or present, or any person not dealing at arm’s length with them other than for the reimbursement of ordinary course business expenses;

(eee)       the Offering Documents (including the documents incorporated by reference therein) disclose, to the extent required by applicable Canadian Securities Laws, each material plan for retirement, bonus, stock purchase, profit sharing, stock option, deferred compensation, severance or termination pay, insurance, medical, hospital, dental, vision care, drug, sick leave, disability, salary continuation, legal benefits, unemployment benefits, vacation, incentive or otherwise contributed to, or required to be contributed to, by the Company and its subsidiaries for the benefit of any current or former director, officer, employee or consultant of the Company or any subsidiary (the “Employee Plans”), each of which has been maintained in all material respects with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations that are applicable to such Employee Plans. The Company and its subsidiaries are in material compliance with all laws respecting employment and employment practices, terms and conditions of employment, occupational health and safety, pay equity and wages;

(fff)         with respect to each premises of the Company and its subsidiaries which is material to the Company and its subsidiaries, and which the Company or its subsidiaries occupies as tenant (the “Leased Premises”), the Company or subsidiary, as applicable, occupies the Leased Premises and has the exclusive right to occupy and use the Leased Premises and each of the leases pursuant to which the Company or subsidiary, as applicable, occupies the Leased Premises is in good standing and in full force and effect;

(ggg)      each of the Company or its subsidiaries own or has the right to use under license, sub-license or otherwise all material intellectual property used by the Company or any subsidiary in its respective business, including copyrights, industrial designs, trademarks, trade secrets, know-how and proprietary rights, free and clear of any and all encumbrances, except where the failure to own or have the right to use such intellectual property has not had, and would not reasonably be expected to have, a Material Adverse Effect;

(hhh)       the Company is not and, after giving effect to application of the net proceeds of the offering of the Shares as described in the Offering Documents, will not be, required to register as an “investment company” under the Investment Company Act of 1940, as amended (the “Investment Company Act”), and is not and will not be an entity “controlled” by an “investment company” within the meaning of the Investment Company Act;

(iii)           there is and has been no failure on the part of the Company or any of its directors or officers, in their capacities as such, to comply with any provision of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated in connection therewith, including, without limitation, Section 402 related to loans and Sections 302 and 906 related to certifications;

(jjj)           the statistical, industry-related and market-related data included in the Offering Documents are based on or derived from sources which the Company reasonably and in good faith believes are reliable and accurate, and such data agree with the sources from which they are derived;

(kkk)       except as disclosed in the Offering Documents, (i) there has been no material security breach or other compromise of or relating to any of the Company’s information technology and computer systems, networks, hardware, software, data (including the data of its customers, employees, suppliers, vendors and any third party data maintained by or on behalf of it), equipment or technology (collectively, “IT Systems and Data”) and the Company has not been notified of, and has no knowledge of any event or condition that would reasonably be expected to result in, any security breach or other compromise to its IT Systems and Data except in the case of this clause (i) where such breach or compromise would not have a Material Adverse Effect; (ii) the Company is presently in compliance, in all material respects, with all applicable laws or statutes and all judgments, orders, rules and regulations of any court or arbitrator or governmental or regulatory authority, internal policies and contractual obligations relating to the privacy and security of IT Systems and Data and to the protection of such IT Systems and Data from unauthorized use, access, misappropriation or modification, except as would not, in the case of this clause (ii), individually or in the aggregate, reasonably be expected to have a Material Adverse Effect; and (iii) the Company has implemented backup and disaster recovery technology it reasonably believe to be consistent with industry standards and practices in all material respects;

(lll)          except as disclosed in the Offering Documents, neither the Company nor any of its subsidiaries (i) has any material lending or other relationship with any bank or lending affiliate of the Agents or (ii) intends to use any of the proceeds from the sale of the Shares hereunder to repay any outstanding debt owed to any affiliate of the Agents;

(mmm)    neither the Company nor, to the Company’s knowledge, any of its “affiliates” (within the meaning of Rule 144 under the Act) has taken, directly or indirectly, any action which constitutes or is designed to cause or result in, or which could reasonably be expected to constitute, cause or result in, the stabilization or manipulation of the price of any security to facilitate the sale or resale of the Shares;

(nnn)      the statements set forth in the Offering Documents under the headings “Certain Canadian Federal Income Tax Considerations”, “Certain U.S. Federal Income Tax Considerations”, “Description of Common Shares”, “Consolidated Capitalization”, and “Enforcement of Certain Civil Liabilities”, insofar as such statements summarize legal matters, agreements, documents or proceedings discussed therein, are, in all material respects, fair summaries of such legal matters, agreements, documents or proceedings;

(ooo)      the Company is a “foreign private issuer” within the meaning of Rule 3b-4 under the Exchange Act; and

(ppp)      no forward-looking statement (within the meaning of Section 27A of the Act and Section 21E of the Exchange Act) included or incorporated by reference in the Registration Statement, the Prospectuses or any Permitted Free Writing Prospectus has been made or reaffirmed without a reasonable basis or has been disclosed other than in good faith.

Any certificate signed by any officer of the Company and delivered to the Agents or to counsel for the Agents shall be deemed a representation and warranty by the Company, as the case may be, to the Agents as to the matters covered thereby.

3.             Agreements of the Company. The Company covenants and agrees with the Agents as follows:

(a)           Prospectus and Registration Statement Amendments. After the date of this Agreement and until the completion of the sales contemplated hereunder, (i) the Company will notify the Agents promptly of the time when any subsequent amendment to the Canadian Base Prospectus or the Registration Statement has been filed with any Canadian Qualifying Authority or the Commission and has become effective or where a receipt has been issued therefor, as applicable, or any subsequent supplement to the U.S. Prospectus or the Canadian Prospectus has been filed (each, an “Amendment Date”) and of any request by the Commission or any Canadian Qualifying Authority for any amendment or supplement to the Registration Statement or the Prospectuses or for additional information; (ii) the Company will file promptly all other material required to be filed by it with the Commission pursuant to Rule 433(d), if any, and with the Canadian Qualifying Authorities; (iii) the Company will submit to the Agents a copy of any amendment or supplement to the Registration Statement or the Prospectuses (other than a copy of any documents incorporated by reference into the Registration Statement or the Prospectuses) within a reasonable period of time before the filing thereof and will afford the Agents and the Agents’ counsel a reasonable opportunity to comment on any such proposed filing prior to such proposed filing; and (iv) the Company will furnish to the Agents at the time of filing thereof a copy of any document that upon filing is deemed to be incorporated by reference in the Registration Statement or the Prospectuses (provided that the Company shall not be required to deliver documents or information incorporated by reference into the Registration Statement or the Prospectuses if such documents are accessible from SEDAR+ or EDGAR) and the Company will cause (A) each amendment or supplement to the U.S. Prospectus to be filed with the Commission as required pursuant to General Instruction II.L of Form F-10 of the Rules and Regulations or, in the case of any document to be incorporated therein by reference, to be filed with the Commission as required pursuant to the Exchange Act, within the time period prescribed and (B) each amendment or supplement to the Canadian Prospectus to be filed with the Canadian Qualifying Authorities as required pursuant to NI 44-101 and NI 44-102 (the “Canadian Shelf Procedures”) or, in the case of any document to be incorporated therein by reference, to be filed with the Canadian Qualifying Authorities as required pursuant to the Canadian Securities Laws, within the time period prescribed.

(b)           Notice of Stop Orders. The Company will advise the Agents, promptly after it receives notice thereof, of the issuance by the Commission or the Canadian Qualifying Authorities of any stop order or of any order preventing or suspending the use of the Prospectuses or other prospectus in respect of the Shares, of any notice of objection of the Commission to the use of the form of the Registration Statement or any post-effective amendment thereto, of the suspension of the qualification of the Shares for offering or sale in the United States or the Canadian Qualifying Jurisdictions, of the initiation or threatening of any proceeding for any such purpose, or of any request by the Commission or the Canadian Qualifying Authorities for the amending or supplementing of the Registration Statement or the Prospectuses or for additional information relating to the Shares. If there is an Agency Transaction Notice that has been issued by the Company that has not been suspended or terminated in accordance with the notice requirements set forth in Section 1(a)(vi) or Section 6, as applicable, the Company will use its commercially reasonable efforts to prevent the issuance of any stop order or any order preventing or suspending the use of the Prospectuses or other prospectus in respect of the Shares, a notice of objection of the Commission to the form of the Registration Statement or any post-effective amendment thereto, the suspension of any qualification for offering or sale in the United States or the Canadian Qualifying Jurisdictions, and, in the event of the issuance of any such stop order or any such order preventing or suspending the use of any prospectus relating to the Shares or suspending any such qualification, the Company will use its commercially reasonable efforts to obtain the lifting or withdrawal of such order as soon as possible. If there is no such outstanding Agency Transaction Notice, then, if, in the Company’s determination and at the Company’s sole discretion, it is necessary to prevent the issuance of any stop order or have a stop order lifted, the Company will use its commercially reasonable efforts to prevent the issuance of any stop order or any order preventing or suspending the use of the Prospectuses or other prospectus in respect of the Shares, a notice of objection of the Commission to the form of the Registration Statement or any post-effective amendment thereto, the suspension of any qualification for offering or sale in the United States or the Canadian Qualifying Jurisdictions, and, in the event of the issuance of any such stop order or any such order preventing or suspending the use of any prospectus relating to the Shares or suspending any such qualification, the Company will use its commercially reasonable efforts to obtain the lifting or withdrawal of such order as soon as possible.

(c)           Delivery of Prospectus; Subsequent Changes. Within the time during which a prospectus relating to the Shares is required to be delivered by the Agents under the Act (including in circumstances where such requirement may be satisfied pursuant to Rule 153, Rule 172 or Rule 173(a) under the Act) or the Canadian Securities Laws, the Company will comply in all material respects with all requirements imposed upon it by the Act and the Rules and Regulations, as appropriate and as from time to time in force, and will file or furnish on or before their respective due dates all reports required to be filed or furnished by it with the Commission pursuant to Sections 13(a), 13(c), or 15(d) of the Exchange Act, if applicable, or any other provision of or under the Exchange Act or with the Canadian Qualifying Authorities pursuant to the Canadian Securities Laws, as appropriate. If during such period any event occurs as a result of which the Prospectuses as then amended or supplemented would include an untrue statement of material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances then existing, not misleading, or if during such period it is necessary to amend or supplement the Registration Statement or the Prospectuses to comply with the Act or the Canadian Securities Laws, the Company will promptly notify the Agents to suspend the offering of Shares during such period and, if, in the Company’s determination and at the Company’s sole discretion, it is necessary to file an amendment or supplement to the Registration Statement or the Prospectuses to comply with the Act or the Canadian Securities Laws, the Company will promptly prepare and file with the Canadian Qualifying Authorities and the Commission such amendment or supplement as may be necessary to correct such statement or omission or to make the Registration Statement or the Prospectuses comply with such requirements, and the Company will furnish to the Agents such number of copies of such amendment or supplement as the Agents may reasonably request.

(d)           Delivery of Registration Statement and Prospectuses. The Company will furnish to the Agents and their counsel (at the expense of the Company) copies of the Registration Statement, the Prospectuses (including all documents incorporated by reference therein) and all amendments and supplements to the Registration Statement or the Prospectuses that are filed with the Commission or Canadian Qualifying Authorities during the period in which a prospectus relating to the Shares is required to be delivered under the Act (including all documents filed with the Commission during such period that are deemed to be incorporated by reference therein) or the Canadian Qualifying Authorities (including all documents filed with the Canadian Qualifying Authorities during such period that are deemed to be incorporated by reference therein), in each case as soon as reasonably practicable and in such quantities as the Agents may from time to time reasonably request; provided, however, the Company shall not be required to furnish any documents to the Agents that are available on SEDAR+ or EDGAR.

(e)           Company Information. The Company will furnish to the Agents such information in its possession as is reasonably requested by the Agents as necessary or appropriate to fulfil their obligations as agents pursuant to this Agreement, the Act and Canadian Securities Laws.

(f)            Availability of Earnings Statements. The Company shall make generally available to holders of its securities and the Agents as soon as may be practicable but in no event later than the last day of the 15th full calendar month following the calendar quarter in which the most recent effective date of the Registration Statement occurs in accordance with Rule 158 of the Rules and Regulations, an earnings statement (which need not be audited but shall be in reasonable detail) covering a period of 12 months, and satisfying the provisions of Section 11(a) of the Act (including Rule 158 of the Rules and Regulations).

(g)           Compliance with Blue Sky Laws. The Company shall cooperate with the Agents and their counsel in connection with the registration or qualification (or the obtaining of exemptions therefrom) of the Shares for the offering and sale under the securities or Blue Sky laws of such jurisdictions in the United States, and to continue such registration or qualification in effect so long as necessary under such laws for the distribution of the Shares; provided, however, that in no event shall the Company be obligated to qualify to do business in any jurisdiction where it is not now so qualified or to take any action which would subject it to general service of process in any jurisdiction where it is not now so subject (except service of process with respect to the offering and sale of the Shares). The Company will advise the Agents promptly of the suspension of the qualification or registration of (or any exemption relating to) the Shares for offering, sale or trading in any jurisdiction or any initiation or threat of any proceeding for any such purpose, and in the event of the issuance of any order suspending such qualification, registration or exemption, the Company shall use its reasonable efforts to obtain the withdrawal thereof as soon as reasonably practicable.

(h)           Material Non-public Information. The Company covenants that it will not issue an Agency Transaction Notice to the Agents in accordance with Section 1 hereof if the Company is in possession of material non-public information regarding the Company and its subsidiaries, taken as a whole, or the Shares.

(i)            Reimbursement of Certain Expenses. Whether or not any of the transactions contemplated by this Agreement are consummated or this Agreement is terminated, the Company shall pay, or cause to be paid, all costs and expenses of or relating to (i) the preparation, printing and filing of the Registration Statement and exhibits to it, each preliminary prospectus, each Permitted Free Writing Prospectus, the Prospectuses and any amendment or supplement to the Registration Statement or the Prospectuses (including the filing fees payable to the Commission relating to the Shares within the time required by Rule 456 of the Rules and Regulations), (ii) the preparation and delivery of certificates representing the Shares, (iii) the printing of this Agreement, (iv) furnishing (including costs of shipping, mailing and courier) such copies of the Registration Statement, the Prospectuses, any preliminary prospectus and any Permitted Free Writing Prospectus, and all amendments and supplements thereto, as may be requested for use in connection with the offering and sale of the Shares by the Agents, (v) the listing of the Shares on the TSX and the NYSE American, (vi) any filing fees required to be made by the Agents with the Financial Industry Regulatory Authority, Inc. (“FINRA”) incident to FINRA review, if any, (vii) the registration or qualification of the Shares for offer and sale under the Act and the securities or Blue Sky laws of such jurisdictions designated pursuant to subsection (g) of this Section 3, and, if requested by the U.S. Agent, the preparation and printing of preliminary, supplemental and final Blue Sky or Legal Investment memoranda, (viii) counsel to the Company, (ix) The Depository Trust Company, CDS and any other depositary, transfer agent or registrar for the Shares, (x) the marketing of the offering of the Shares by the Company, including, without limitation, all costs and expenses of commercial airline tickets, hotels, meals and other travel expenses of officers, employees, agents and other representatives of the Company, (xi) all reasonable out-of-pocket fees, disbursements and other charges of the Agents incurred in connection with this Agreement, the Registration Statement, the Prospectuses and the offering of the Shares including without limitation, the fees and disbursements of Canadian and US counsel to the Agents in an aggregate amount not to exceed (a) US$35,000 (exclusive of taxes and disbursements) in connection with the filing of this Agreement and (b) US$5,000 (exclusive of taxes and disbursements) per quarter thereafter in connection with updates at the time of Representation Dates, and (xii) all fees, costs and expenses for consultants used by the Company in connection with the offering of the Shares (including all fees, costs and expenses of the Company’s auditors in connection with the Initial Comfort Letter and subsequent Comfort Letters).

(j)            Use of Proceeds. The Company shall apply the net proceeds from the offering and sale of the Shares to be sold by the Company in the manner set forth in the Prospectuses under the heading “Use of Proceeds” and, except as disclosed in the Prospectuses, the Company does not intend to use any of the proceeds from the sale of the Shares to repay any outstanding debt owed to the Agents or any affiliate of the Agents.

(k)           Change of Circumstances. During the term of this Agreement, the Company will, at any time during a fiscal quarter in which the Company intends to deliver an Agency Transaction Notice to the Agents to sell Shares, advise the Agents promptly after it has received notice or obtained knowledge thereof, of any information or fact that would alter or affect in any material respect any opinion, certificate, letter or other document provided to the Agents pursuant to this Agreement.

(l)            Due Diligence Cooperation. The Company shall reasonably cooperate with any reasonable due diligence review requested by the Agents or their counsel from time to time in connection with the transactions contemplated hereby or any Agency Transaction Notice, including, without limitation, (i) prior to the open of trading on each intended purchase date and any Time of Sale or Settlement Date, making available appropriate corporate officers of the Company and, upon reasonable request, using commercially reasonable efforts to make available representatives of the auditors for the Company and the authors of the technical reports for each of the Material Properties, an update on diligence matters with representatives of the Agents and their counsel and (ii) at each Representation Date (as defined herein) or otherwise as the Agents may reasonably request, providing information and making available documents and appropriate corporate officers of the Company and using commercially reasonable efforts to make available representatives of the auditors for the Company and the authors of the technical reports for each of the Material Properties, for one or more due diligence sessions with representatives of the Agents and their counsel.

(m)          Clear Market. The Company shall not offer to sell, pledge, hypothecate, contract or agree to sell, purchase any option to sell, grant any option for the purchase of, lend, or otherwise dispose of, directly or indirectly, any Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares or warrants or other rights to acquire Common Shares or any other securities of the Company that are substantially similar to the Common Shares or permit the registration under the Act of any Common Shares (each, a “Proposed Transaction”), without giving the Agents at least three business days’ prior written notice specifying the nature and date of such Proposed Transaction, except that if the Company is proposing to issue securities under a “bought deal” or other financing transaction where the Company is not aware of the Proposed Transaction sufficiently in advance to allow for three business days’ prior notice, then the Company shall notify the Agents as soon as possible upon becoming aware of the Proposed Transaction and in any event prior to accepting any offer or entering into any agreement with respect to the Proposed Transaction. Notwithstanding the foregoing, the Company may, without giving any such prior notice, (i) register the offering and sale of the Shares through the Agents pursuant to this Agreement, (ii) issue Common Shares upon the exercise of an option or warrant or the conversion of a convertible security outstanding on the date hereof and referred to in the Prospectuses, (iii) issue Common Shares, options or other securities convertible into or exchangeable for Common Shares pursuant to existing employee incentive plans of the Company, and file one or more registration statements on Form S-8 in respect thereof and (iv) issue Common Shares pursuant to any non-employee director stock plan, dividend reinvestment plan, stock purchase plan or other similar incentive plan of the Company. If notice of a proposed transaction is provided by the Company pursuant to this subsection (m), the Agents may suspend activity of the transactions contemplated by this Agreement for such period of time as may be requested by the Company or as may be deemed appropriate by the Agents.

(n)           Affirmation of Representations, Warranties, Covenants and Other Agreements. Upon commencement of the offering of the Shares under this Agreement (and upon the recommencement of the offering of the Shares under this Agreement following any suspension of sales under Section 1(a)(vi)), and at each Time of Sale, each Settlement Date and each Amendment Date, the Company shall be deemed to have affirmed each representation and warranty contained in this Agreement.

(o)           Required Filings Relating to Sale of Shares. In each quarterly report, quarterly or annual management discussion and analysis, annual information form, annual financial statements or annual report on Form 40-F or Form 20-F filed by the Company in respect of any quarter or year, as applicable, in which sales of Shares were made by the Agents under this Agreement, the Company shall set forth with regard to the most recent applicable quarter or year, as applicable, the number of Shares and the average selling price of the Shares sold through the Agents under this Agreement, the gross and net proceeds received by the Company from such sales of Shares and the compensation paid by the Company to the Agents with respect to sales of Shares pursuant to this Agreement. For so long as the Shares are listed on the TSX, the Company will provide the TSX with all information it requires with respect to the offering of the Shares within the timelines prescribed by the TSX and for so long as the Shares are listed on the NYSE American, the Company will provide the NYSE American with all information it requires with respect to the offering of the Shares within the timelines prescribed by the NYSE American.

(p)           Representation Dates; Certificate. Upon execution of this Agreement and during the term of this Agreement, each time the Company (i) files the Prospectuses relating to the Shares or amends or supplements the Registration Statement or the Prospectuses relating to the Shares by means of a post-effective amendment or supplement but not by means of incorporation of document(s) by reference to the Registration Statement or the Prospectuses relating to the Shares; (ii) files or amends an annual report on Form 40-F or Form 20-F; (iii) files or amends annual financial statements pursuant to Canadian Securities Laws; or (iv) unless otherwise waived by the Agents in writing, furnishes or amends interim financial statements on Form 6-K (each date of filing of one or more of the documents referred to in clauses (i) through (iv) above shall be a “Representation Date”), the Company shall furnish the Agents with a certificate, in the form included in Section 4(d). The requirement to furnish the certificate set out in this Section 3(p) shall be waived for any Representation Date occurring at a time at which no Agency Transaction Notice is pending, which waiver shall continue until the earlier to occur of the date the Company delivers an Agency Transaction Notice hereunder (which for such calendar quarter shall be considered a Representation Date), and the next occurring Representation Date. Notwithstanding the foregoing, if the Company subsequently decides to sell Shares following a Representation Date when the Company relied on such waiver, then before the Company delivers the Agency Transaction Notice or the Agents sell any Shares, the Company shall provide the Agents with the certificate set out in this Section 3(p).

(q)           Legal Opinions. Upon execution of this Agreement and within three Trading Days after each Representation Date, the Company shall cause to be furnished to the Agents, dated as of such date and addressed to the Agents, in form and substance reasonably satisfactory to the Agents, (i) the written opinion of Cassels Brock & Blackwell LLP, Canadian counsel for the Company, as described in Section 4(e), and other local counsel, as required; and (ii) the written opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP, U.S. counsel for the Company, as described in Section 4(e), or, in lieu of such opinions, counsel last furnishing such opinion to the Agents may furnish the Agents with a letter to the effect that the Agents may rely on such last opinion to the same extent as though it was dated the date of such letter authorizing reliance (except that statements in such last opinion shall be deemed to relate to the Registration Statement and the Prospectuses as amended and supplemented to the time of delivery of such letter authorizing reliance). The requirement to furnish the documents set out in this Section 3(q) shall be waived for any Representation Date occurring at a time at which no Agency Transaction Notice is pending, which waiver shall continue until the earlier to occur of the date the Company delivers an Agency Transaction Notice hereunder (which for such calendar quarter shall be considered a Representation Date) and the next occurring Representation Date. Notwithstanding the foregoing, if the Company subsequently decides to sell Shares following a Representation Date when the Company relied on such waiver, then before the Company delivers the Agency Transaction Notice or the Agents sell any Shares, the Company shall provide the Agents with each of the documents set out in this Section 3(q).

(r)            Negative Assurance Letter. Upon execution of this Agreement and within three Trading Days after each Representation Date (unless a waiver is then applicable as contemplated in Section 3(q)), the Company shall cause to be furnished to the Agents, dated as of such date and addressed to the Agents, in form and substance reasonably satisfactory to the Agents, the written negative assurance letter of Paul, Weiss, Rifkind, Wharton & Garrison LLP, U.S. counsel to the Company, as described in Section 4(e).

(s)           Comfort Letters. Upon execution of this Agreement and within three Trading Days after each Representation Date, other than pursuant to Section 3(p)(iv), the Company shall cause its auditors to furnish the Agents a letter (the “Comfort Letter”) dated the date the Comfort Letter is delivered, in form and substance satisfactory to the Agents, acting reasonably, addressed to the Agents, relating to the verification of certain of the financial information and statistical and accounting data relating to the Company and its subsidiaries contained in the Registration Statement and the Prospectuses or incorporated by reference therein, which comfort letter shall be based on a review having a cut-off date not more than two business days prior to the date of such letter, (y) stating that such auditors are independent public accountants within the meaning of the Canadian Securities Laws, the Act and the rules and regulations thereunder, and that in their opinion the audited financial statements of the Company incorporated by reference in the Registration Statement and the Prospectuses comply as to form in all material respects with the published accounting requirements of the Canadian Securities Laws, the Act and the related regulations thereunder and with the applicable accounting requirements of the Canadian Securities Laws, the Act and the Exchange Act and the related published rules and regulations adopted by the Canadian Qualifying Authorities and the Commission (the first such letter, the “Initial Comfort Letter”) and (z) updating the Initial Comfort Letter with any information which would have been included in the Initial Comfort Letter had it been given on such date and modified as necessary to relate to the Registration Statement and the Prospectuses, as amended and supplemented to the date of such letter. The requirement to furnish the documents set out in this Section 3(s) shall be waived for any Representation Date occurring at a time at which no Agency Transaction Notice is pending, which waiver shall continue until the earlier to occur of the date the Company delivers an Agency Transaction Notice hereunder and the next occurring Representation Date. Notwithstanding the foregoing, if the Company subsequently decides to sell Shares following a Representation Date when the Company relied on such waiver, then before the Company delivers the Agency Transaction Notice or the Agents sell any Shares, the Company shall provide the Agents with each of the documents set out in this Section 3(s).

(t)            Title Opinions. Upon execution of this Agreement and within three Trading Days after (i) each Amendment Date, (ii) each time the Company files or amends an annual report on Form 40-F or 20-F, (iii) any material change to the ownership or title of the relevant subsidiary’s title and mineral rights for the Company’s Larocque East project located in the Eastern Athabasca Basin of Northern Saskatchewan, Canada (the “Larocque East Project”) or the Tony M mine located in Garfield County, Utah, United States (together with the Larocque East Project, the “Material Properties”), or (iv) the determination by the Company that any property is material to the Company, the Company shall cause to be furnished to the Agents a written opinion of legal counsel to the Company, together with a certified English translation thereof for any such legal opinion not in the English language, with respect to the Company’s (or its subsidiary’s, as applicable) title and mineral rights for the Material Properties (and such other material property).

(u)           Market Activities. The Company will not, directly or indirectly, (i) take any action designed to or that would constitute or that would reasonably be expected to cause or result in, under Canadian Securities Laws or the Exchange Act or otherwise, stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Shares or (ii) sell, bid for, or purchase the Shares, or pay anyone any compensation for soliciting purchases of the Shares other than the Agents.

(v)           Investment Company Act. The Company will conduct its affairs in such a manner so as to reasonably ensure that prior to the termination of this Agreement, it will not be or become required to register as an “investment company” under the Investment Company Act and the rules and regulations of the Commission promulgated thereunder.

(w)           Board Authorization. Prior to delivering notice of the proposed terms of an Agency Transaction pursuant to Section 1 (or at such time as otherwise agreed between the Company and the Agents), the Company shall have (i) obtained from its Board or a duly authorized committee thereof all necessary corporate authority for the sale of the Shares pursuant to the relevant Agency Transaction, and (ii) provided to the Agents a copy of the relevant Board resolutions or other authority.

(x)            [Reserved].

(y)           Consent to the Agents’ Trading. The Company consents to the extent permitted under the Act, the Exchange Act, Canadian Securities Laws, the rules of the TSX and of the NYSE American, and under this Agreement, to the Agents trading in the Common Shares: (i) for the account of their clients at the same time as sales of Shares occur pursuant to this Agreement; and (ii) for the Agents’ own accounts, provided that in the case of clause (ii), no such purchase or sale shall take place by an Agent while such Agent has received an Agency Transaction Notice that remains in effect, unless the Company has expressly authorized or consented in writing to any such trades by such Agent.

(z)            [Reserved].

(aa)         Permitted Free Writing Prospectuses.

(i)           The Company represents and agrees that it has not made and, unless it obtains the prior written consents of the Agents, shall not make, any offer relating to the Shares that would constitute a “free writing prospectus” as defined in Rule 405 of the Rules and Regulations, which is required to be retained by the Company under Rule 433 of the Rules and Regulations; provided that the prior written consents of the Agents hereto shall be deemed to have been given in respect of each of the free writing prospectuses set forth in Schedule 2 hereto. Any such free writing prospectus consented to by the Agents is herein referred to as a “Permitted Free Writing Prospectus”. The Company represents and agrees that (i) it has treated and shall treat, as the case may be, each Permitted Free Writing Prospectus as a “free writing prospectus” as defined in Rule 405 of the Rules and Regulations and (ii) it has complied and shall comply, as the case may be, with the requirements of Rules 164 and 433 of the Act applicable to any Permitted Free Writing Prospectus, including, without limitation, in respect of timely filing with the Commission, legending and record keeping. The Company agrees not to take any action that would result in the Agents or the Company being required to file pursuant to Rule 433(d) under the Act a free writing prospectus prepared by or on behalf of the Agents that the Agents otherwise would not have been required to file thereunder.

(ii)          The Company agrees that no Permitted Free Writing Prospectus, if any, will include any information that conflicts with the information contained in the Registration Statement, including any document incorporated by reference therein that has not been superseded or modified, or the Prospectuses. In addition, no Permitted Free Writing Prospectus, if any, together with the Prospectuses, will include an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided however, the foregoing shall not apply to any statements or omissions in any Permitted Free Writing Prospectus made in reliance on information furnished in writing to the Company by the Agents expressly stating that such information is intended for use therein.

(iii)         The Company agrees that if at any time following issuance of a Permitted Free Writing Prospectus any event occurred or occurs as a result of which such Permitted Free Writing Prospectus would conflict with the information in the Registration Statement, including any document incorporated by reference therein that has not been superseded or modified, or the Prospectuses or would include an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Company will give prompt notice thereof to the Agents and, if requested by the Agents, will prepare and furnish without charge to the Agents a Permitted Free Writing Prospectus or other document which will correct such conflict, statement or omission; provided, however, the foregoing shall not apply to any statements or omissions in any Permitted Free Writing Prospectus made in reliance on information furnished in writing to the Company by the Agents expressly stating that such information is intended for use therein.

(bb)         Distribution of Offering Materials. The Company has not distributed and will not distribute, during the term of this Agreement, any “marketing materials” (as defined in National Instrument 41-101 – General Prospectus Requirements) in connection with the offering and sale of the Shares other than the Registration Statement, the Prospectuses or any Permitted Free Writing Prospectus reviewed and consented to by the Agents and included in an Agency Transaction Notice, provided that the Agents, severally and not jointly, covenant with the Company not to take any action that would result in the Company being required to file with the Canadian Qualifying Authorities any “marketing materials” that otherwise would not be required to be filed by the Company, but for the action of the Agents.

(cc)         Purchases under Normal Course Issuer Bid. Without having first agreed with the applicable Agent, acting reasonably, as to the appropriate adjustments, if any, to be made to the parameters set forth in such Agency Transaction Notice, the Company will not purchase Common Shares, and not permit any of its affiliates or any person acting on its behalf to purchase Common Shares, under a normal course issuer bid throughout (i) any period during which an Agency Transaction Notice is pending; (ii) the period beginning on the second business day immediately prior to the date on which any Agency Transaction Notice is delivered to an Agent hereunder and ending on the second business day immediately following the final Settlement Date with respect to the Shares sold pursuant to such Agency Transaction Notice; and (iii) during the “restricted period” (as set forth in Rule 100 of Regulation M), which will be either one “business day” or five “business days” (depending on whether or not the Company’s average daily trading volume value is US$100,000 or more and it has a public float of US$25 million or more at the time of such Agency Transaction Notice) immediately prior to the date on which any Agency Transaction Notice is delivered to the Agent hereunder and ending after the final Settlement Date with respect to the Shares sold and the distribution of any Shares sold pursuant to such Agency Transaction Notice to purchasers and the completion of any stabilization arrangements and trading restrictions in connection with such distribution contemplated by such Agency Transaction Notice.

4.             Conditions to the Agents’ Obligations. The obligations of the Agents hereunder are subject to (i) the accuracy of the representations and warranties of the Company on the date hereof, on each Representation Date and as of each Time of Sale and each Settlement Date, (ii) the performance of the Company of its obligations hereunder and (iii) the following additional conditions (or waiver thereof by the Agents in their sole discretion):

(a)           Canadian Prospectus Supplement. The Canadian Prospectus Supplement shall have been filed with the Canadian Qualifying Authorities under the Canadian Shelf Procedures and in accordance with this Agreement, all requests for additional information on the part of the Canadian Qualifying Authorities shall have been complied with to the reasonable satisfaction of the Agents and Agents’ counsel and the Translation Decision shall remain in full force and effect without amendment.

(b)           No Material Adverse Changes. Since the date of the most recent financial statements of the Company included or incorporated by reference in the Registration Statement and the Prospectuses there shall not have been a Material Adverse Change.

(c)           No Material Notices. None of the following events shall have occurred and be continuing: (i) receipt by the Company of any request for additional information from the Commission, the Canadian Qualifying Authorities or any other federal, provincial, territorial or state or foreign or other governmental, administrative or self-regulatory authority during the period of effectiveness of the Registration Statement and the Prospectuses, the response to which would require any amendments or supplements to the Registration Statement or the Prospectuses; (ii) the issuance by the Commission, the Canadian Qualifying Authorities or any other federal, provincial, territorial or state or foreign or other governmental authority of any stop order suspending the effectiveness of the Registration Statement or the Prospectuses or the initiation of any proceedings for that purpose; (iii) receipt by the Company of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Shares for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; (iv) the occurrence of any event that makes any statement made in the Registration Statement or the Prospectuses or any document incorporated or deemed to be incorporated therein by reference untrue in any material respect or that requires the making of any changes in the Registration Statement, the Prospectuses or any document incorporated or deemed to be incorporated therein by reference so that, in the case of the Registration Statement, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and in the case of each of the Prospectuses, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; and (v) the Company’s reasonable determination that a post-effective amendment to the Registration Statement or Prospectuses would be appropriate.

(d)           Officers’ Certificates. The Agents shall have received, upon execution of this Agreement and on each Representation Date, one or more accurate certificates, dated such date and signed by an executive officer of the Company, in form and substance satisfactory to the Agents, to the effect set forth in clauses (b) and (c) above and to the effect that:

(i)           each signatory of such certificate has carefully examined the Registration Statement, the Prospectuses (including any documents filed under the Exchange Act and Canadian Securities Laws and deemed to be incorporated by reference into the Prospectuses) and each Permitted Free Writing Prospectus, if any;

(ii)          as of such date and as of each Time of Sale subsequent to the immediately preceding Representation Date, if any, neither the Registration Statement, the Prospectuses nor any Permitted Free Writing Prospectus contained any untrue statement of a material fact or omitted to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading;

(iii)         each of the representations and warranties of the Company contained in this Agreement are, as of such date and each Time of Sale subsequent to the immediately preceding Representation Date, if any, true and correct; and

(iv)         each of the covenants and agreements required herein to be performed by the Company on or prior to such date has been duly, timely and fully performed in all material respects and each condition herein required to be complied with by the Company on or prior to such date has been duly, timely and fully complied with in all material respects.

(e)           Legal Opinions/Negative Assurance Letters. The Agents shall have received the opinions of counsel and negative assurance letter to be delivered pursuant to Sections 3(q) and 3(r) respectively on or before the date on which such delivery of such opinions or negative assurance letters are required pursuant to Sections 3(q) and 3(r), as applicable. In addition, on such dates that the negative assurance letter required by Section 3(r) is delivered, the Agents shall have also received the negative assurance letter of Duane Morris LLP, U.S. counsel to the Agents, with respect to the issuance and sale of the Shares in the United States, the Registration Statement, the Disclosure Package, the U.S. Prospectus and other related matters as the Agents may reasonably require, it being understood that counsel for the Agents may reasonably rely on the opinions of counsel for the Company and that counsel for the Agents and counsel for the Company may reasonably rely upon the opinions of local counsel as to all matters not governed by the laws of the respective jurisdictions in which they are qualified to practice, and may rely, to the extent appropriate in the circumstances, as to matters of fact on certificates of the Company, auditors and public officials, and that the opinions of counsel may be subject to usual qualifications as to equitable remedies, creditors’ rights laws and public policy considerations.

(f)            Comfort Letter. The Agents shall have received the Comfort Letter required to be delivered pursuant to Section 3(s) on or before the date on which such delivery of such letter is required pursuant to Section 3(s).

(g)           Title Opinions. The Agents shall have received the opinions to be delivered pursuant to Section 3(t) on or before the date on which such delivery of such opinions is required pursuant to Section 3(t).

(h)           Due Diligence. The Company shall have complied with all of its due diligence obligations required pursuant to Section 3(l).

(i)            Compliance with Blue Sky Laws. The Shares shall be qualified for sale in such states and jurisdictions in the United States, as the Agents may reasonably request, and each such qualification shall be in effect and not subject to any stop order or other proceeding on the relevant Representation Date.

(j)            Stock Exchange Listing. The Company shall have received conditional approval of the listing and posting or trading of the Shares on the TSX and the authorization for listing of the Shares on the NYSE American, subject only to notice of issuance at or prior to the applicable Settlement Date. The Company will maintain the listing of the Shares on the TSX and the NYSE American, and the Company will keep available, at all times, free of preemptive rights, Shares for the purpose of enabling the Company to satisfy its obligations under this Agreement.

(k)           Securities Act Filings Made. All filings with the Commission required by General Instruction II.L of Form F-10, the Act and required by the Canadian Qualifying Authorities to have been filed prior to the issuance of any Agency Transaction Notice hereunder shall have been made within the applicable time period prescribed for such filing by General Instruction II.L of Form F-10, the Act and Canadian Securities Laws.

(l)            FINRA. If a filing with FINRA is required, FINRA shall not have objected to the fairness or reasonableness of the terms or arrangements under this Agreement.

(m)           [Reserved].

(n)           Additional Certificates. The Company shall have furnished to the Agents such certificate or certificates, in addition to those specifically mentioned herein, as the Agents may have reasonably requested as to the accuracy and completeness at each Representation Date of any statement in the Registration Statement or the Prospectuses or any documents filed under the Exchange Act and Canadian Securities Laws and deemed to be incorporated by reference into the Prospectuses, as to the accuracy at such Representation Date of the representations and warranties of the Company herein, as to the performance by the Company of its obligations hereunder, or as to the fulfillment of the conditions concurrent and precedent to the obligations hereunder of the Agents.

(o)           Transfer Agent. The Company shall engage and maintain, at its expense, a registrar and transfer agent for the Shares.

(p)           Press Release. Concurrently with the execution of this Agreement, the Company shall have issued and disseminated, and filed with the Canadian Qualifying Authorities, a news release (i) announcing that the Company has entered into this Agreement; (ii) indicating that the Prospectuses have been or will be filed; (iii) specifying where and how a purchaser of Shares may obtain a copy of this Agreement and the Prospectuses; and (iv) if applicable, that the completion of the distribution of Shares would constitute a material fact or material change; provided, however, that such press release shall comply with Rule 134 under the Act. Promptly after execution of this Agreement, and in any event before any sales of Shares are made hereunder, the Company shall file this Agreement with the Canadian Qualifying Authorities in accordance with applicable Canadian Securities Laws.

5.             Indemnification.

(a)           Indemnification of the Agents. The Company shall indemnify and hold harmless each of the Agents, the directors, officers, employees, counsel and agents of each of the Agents and each person, if any, who controls any Agent within the meaning of Section 15 of the Act or Section 20 of the Exchange Act from and against any and all losses, claims, liabilities, expenses and damages (including, without limitation, any and all investigative, legal and other expenses reasonably incurred in connection with, and any amount paid in settlement of, any action, suit or proceeding between any of the indemnified parties and any indemnifying parties or between any indemnified party and any third party, or otherwise, or any claim asserted), to which they, or any of them, may become subject under the Act, the Exchange Act or other federal or state statutory law or regulation, at common law or otherwise, insofar as such losses, claims, liabilities, expenses or damages arise out of or are based on (i) any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement (or any amendment thereto), including all documents incorporated therein by reference, or the omission or alleged omission therefrom of a material fact required to be stated therein or necessary to make the statements therein not misleading; (ii) any untrue statement or alleged untrue statement of a material fact contained in any Permitted Free Writing Prospectus or the Prospectuses (or any amendment or supplement thereto) or the omission or alleged omission therefrom of a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; or (iii) any untrue statement or alleged untrue statement of a material fact contained in any materials or information provided to investors by, or with the approval of, the Company in connection with the marketing of the offering of the Shares, including any roadshow or investor presentations made to investors by the Company (whether in person or electronically) or the omission or alleged omission therefrom of a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that the Company shall not be liable to the extent that such loss, claim, liability, expense or damage arises from the sale of the Shares in the public offering to any person by the Agents and is based on an untrue statement or omission or alleged untrue statement or omission made in reliance on and in conformity with information relating to the Agents furnished in writing to the Company by the Agents expressly for inclusion in the Registration Statement, the Prospectuses or any Permitted Free Writing Prospectus; and, provided further, that none of the foregoing indemnities shall apply if and to the extent that a court of competent jurisdiction in a final judgment from which no appeal can be made or a regulatory authority in a final ruling from which no appeal can be made shall determine that the losses, liability, claims, damages or expenses resulted solely from the gross negligence, fraud or willful misconduct of an indemnified party claiming indemnity, in which case this indemnity agreement shall cease to apply to such indemnified party in respect of such claim. For greater certainty, the Company and the Agents agree that they do not intend that any failure by the Agents to conduct such reasonable investigation as necessary to provide the Agents with reasonable grounds for believing the Prospectuses contained no misrepresentation shall constitute “gross negligence”, “fraud” or “wilful misconduct” for the purposes of this Section 5 or otherwise disentitle the Agents from indemnification hereunder. This indemnity agreement will be in addition to any liability that the Company might otherwise have.

(b)           Indemnification of the Company. Each Agent shall, severally and not jointly, indemnify and hold harmless the Company, its agents, each person, if any, who controls the Company within the meaning of Section 15 of the Act or Section 20 of the Exchange Act, each director of the Company and each officer of the Company who signs the Registration Statement to the same extent as the foregoing indemnity from the Company to the Agents, but only insofar as losses, claims, liabilities, expenses or damages arise out of or are based on any untrue statement or omission or alleged untrue statement or omission made in reliance on and in conformity with information relating to an Agent furnished in writing to the Company by an Agent expressly for inclusion in the Registration Statement, any Permitted Free Writing Prospectus or the Prospectuses. This indemnity will be in addition to any liability that the Agents might otherwise have. The Company acknowledges that the names of the Agents set forth on the front and back covers and on the certificate of the Agents in the Prospectus Supplements constitute the only information furnished in writing by or on behalf of the Agents for inclusion in the Registration Statement, any Permitted Free Writing Prospectus or the Prospectuses.

(c)           Indemnification Procedures. Any party that proposes to assert the right to be indemnified under this Section 5 shall, promptly after receipt of notice of commencement of any action against such party in respect of which a claim is to be made against an indemnifying party or parties under this Section 5, notify each such indemnifying party of the commencement of such action, enclosing a copy of all papers served, but the omission so to notify such indemnifying party shall not relieve the indemnifying party from any liability that it may have to any indemnified party under the foregoing provisions of this Section 5 unless, and only to the extent that, such omission results in the forfeiture of substantive rights or defenses by the indemnifying party or results in any increase in the liability under this indemnity that the indemnifying party would not otherwise have incurred had the indemnified party given the required notice. If any such action is brought against any indemnified party and it notifies the indemnifying party of its commencement, the indemnifying party will be entitled to participate in and, to the extent that it elects by delivering written notice to the indemnified party promptly after receiving notice of the commencement of the action from the indemnified party, jointly with any other indemnifying party similarly notified, to assume the defense of the action, with counsel satisfactory to the indemnified party, and after notice from the indemnifying party to the indemnified party of its election to assume the defense, the indemnifying party will not be liable to the indemnified party for any legal or other expenses except as provided below and except for the reasonable costs of investigation subsequently incurred by the indemnified party in connection with the defense. The indemnified party will have the right to employ its own counsel in any such action, but the fees, expenses and other charges of such counsel will be at the expense of such indemnified party unless (i) the employment of counsel by the indemnified party has been authorized in writing by the indemnifying party, (ii) the indemnified party has reasonably concluded (based on advice of counsel) that there may be legal defenses available to it or other indemnified parties that are different from or in addition to those available to the indemnifying party, (iii) a conflict or potential conflict exists (based on advice of counsel to the indemnified party) between the indemnified party and the indemnifying party (in which case the indemnifying party shall not have the right to direct the defense of such action on behalf of the indemnified party) or (iv) the indemnifying party has not in fact employed counsel to assume the defense of such action within a reasonable time after receiving notice of the commencement of the action, in each of which cases the reasonable fees, disbursements and other charges of counsel shall be at the expense of the indemnifying party or parties. It is understood that the indemnifying party or parties shall not, in connection with any proceeding or related proceedings in the same jurisdiction, be liable for the reasonable fees, disbursements and other charges of more than one separate firm admitted to practice in such jurisdiction at any one time for all such indemnified party or parties. All such fees, disbursements and other charges shall be reimbursed by the indemnifying party promptly as they are incurred. An indemnifying party shall not be liable for any settlement of any action or claim effected without its written consent (which consent will not be unreasonably withheld or delayed). No indemnifying party shall, without the prior written consent of each indemnified party, settle or compromise or consent to the entry of any judgment in any pending or threatened claim, action or proceeding relating to the matters contemplated by this Section 5 (whether or not any indemnified party is a party thereto), unless such settlement, compromise or consent (i) includes an unconditional release of each indemnified party from all liability arising or that may arise out of such claim, action or proceeding and (ii) does not include a statement as to or an admission of fault, culpability or a failure to act by or on behalf of any indemnified party.

(d)           Contribution. In order to provide for just and equitable contribution in circumstances in which the indemnification provided for in the foregoing paragraphs of this Section 5 is applicable in accordance with its terms but for any reason is held to be unavailable from the Company or the Agents, the Company and the Agents shall contribute to the total losses, claims, liabilities, expenses and damages (including, without limitation, any investigative, legal and other expenses reasonably incurred in connection with, and any amount paid in settlement of, any action, suit or proceeding or any claim asserted, but after deducting any contribution received by the Company from persons other than the Agents, such as persons who control the Company within the meaning of the Act, officers of the Company who signed the Registration Statement and directors of the Company, who also may be liable for contribution) to which the Company and the Agents may be subject in such proportion as shall be appropriate to reflect the relative benefits received by the Company on the one hand and the Agents on the other hand. The relative benefits received by the Company on the one hand and the Agents on the other hand shall be deemed to be in the same proportion as the total net proceeds from the offering (before deducting expenses) received by the Company less the total compensation to the Agents pursuant to Section 1(a)(ix) (in the case of one or more Agency Transactions hereunder). If, but only if, the allocation provided by the foregoing sentence is not permitted by applicable law, the allocation of contribution shall be made in such proportion as is appropriate to reflect not only the relative benefits referred to in the foregoing sentence but also the relative fault of the Company, on the one hand, and the Agents, on the other hand, with respect to the statements or omissions which resulted in such loss, claim, liability, expense or damage, or action in respect thereof, as well as any other relevant equitable considerations with respect to such offering. Such relative fault shall be determined by reference to whether the untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact relates to information supplied by the Company or the Agents, the intent of the parties and their relative knowledge, access to information and opportunity to correct or prevent such statement or omission. The amount paid or payable by an indemnified party as a result of the loss, claim, liability, expense or damage, or action in respect thereof, referred to above in this subsection (d) shall be deemed to include, for purpose of this subsection (d), any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this subsection (d), the Agents shall not be required to contribute any amount in excess of the total compensation to the Agents pursuant to Section 1(a)(ix) (in the case of one or more Agency Transactions hereunder), and no person found guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. For purposes of this subsection (d), any person who controls a party to this Agreement within the meaning of the Act will have the same rights to contribution as that party, and each officer of the Company who signed the Registration Statement will have the same rights to contribution as the Company, subject in each case to the provisions hereof. Any party entitled to contribution, promptly after receipt of notice of commencement of any action against such party in respect of which a claim for contribution may be made under this subsection (d), will notify any such party from whom contribution may be sought, but the omission so to notify will not relieve the party from whom contribution may be sought from any other obligation it may have under this subsection (d). No party will be liable for contribution with respect to any action or claim settled without its written consent (which consent will not be unreasonably withheld).

(e)           Survival. The obligations of the Company under this Section 5 shall be in addition to any liability which the Company may otherwise have and shall extend, upon the same terms and conditions, to any affiliate of an Agent and each person, if any, who controls an Agent or any such affiliate within the meaning of the Act; and the obligations of the Agents under this Section 5 shall be in addition to any liability which it may otherwise have and shall extend, upon the same terms and conditions, to each officer and director of the Company and to each person, if any, who controls the Company within the meaning of the Act. The indemnity and contribution agreements contained in this Section 5 and the representations and warranties of the Company contained in this Agreement shall remain operative and in full force and effect regardless of (i) any investigation made by or on behalf of the Agents, (ii) acceptance of any of the Shares and payment therefor or (iii) any termination of this Agreement.

6.             Termination.

(a)           The Company may terminate this Agreement in its sole discretion at any time upon giving prior written notice to the Agents. Any such termination shall be without liability of any party to any other party, except that (i) with respect to any pending sale, the obligations of the Company, including, without limitation, in respect of compensation of the Agents, shall remain in full force and effect notwithstanding such termination; and (ii) the provisions of Sections 2, 3 (except that if no Shares have been previously sold hereunder, only Section 3(i)), 5, 7(d), 7(f) and 7(k) of this Agreement shall remain in full force and effect notwithstanding such termination.

(b)           Any Agent may terminate its obligations under this Agreement solely with respect to such Agent in its sole discretion at any time upon giving prior written notice to the Company. Any such termination shall be without liability of any party to another party, except that (i) with respect to any pending sale, the obligations of the Company, including, without limitation, in respect of compensation of the Agents, shall remain in full force and effect notwithstanding such termination; and (ii) the provisions of Sections 2, 3 (except that if no Shares have been previously sold hereunder, only Section 3(i)), 5, 7(d), 7(f) and 7(k) of this Agreement shall remain in full force and effect notwithstanding such termination.

(c)           This Agreement shall remain in full force and effect until the earliest to occur of (A) termination of this Agreement pursuant to subsection (a) or (b) above or otherwise by mutual written agreement of the parties, (B) such date that the aggregate gross sales proceeds of the Shares sold pursuant to this Agreement equals the Maximum Amount, and (C) October 5, 2026, in each case except that (i) with respect to any pending sale, the obligations of the Company, including, without limitation, in respect of compensation of the Agents, shall remain in full force and effect notwithstanding such termination; and (ii) the provisions of Sections 2, 3 (except that if no Shares have been previously sold hereunder, only Section 3(i)), 5, 7(d), 7(f) and 7(k) of this Agreement shall remain in full force and effect notwithstanding such termination.

(d)           Any termination of this Agreement shall be effective on the date specified in the notice of termination; provided that such termination shall not be effective until the close of business on the date of receipt of such notice by the Agents or the Company, as the case may be. If such termination shall occur prior to the Settlement Date for any sale of Shares, such sale shall settle in accordance with the provisions of Section 1.

7.             Miscellaneous.

(a)           Notices. Notice given pursuant to any of the provisions of this Agreement shall be in writing and, unless otherwise specified, shall be mailed, hand delivered or telecopied: (i) if to the Agents, at the offices of:

Virtu Canada Corp.

1720 - 222 Bay Street

Toronto, ON M5K 1B7

Attention: ATM Canada

Email: [Redacted]

-and-

Virtu Americas LLC

41st Floor – 1633 Broadway

New York, NY 10019

United States

Attention: Virtu Capital Markets

Email: [Redacted]

with a copy to:

Borden Ladner Gervais LLP

1200 Waterfront Centre

200 Burrard St.

P.O. Box 48600

Vancouver, BC, Canada V7X 1T2

Attention: Graeme D. Martindale

Email: [Redacted]

-and-

Duane Morris LLP

1540 Broadway

New York, NY 10036

Attention: Dean M. Colucci

Telephone: [Redacted]

Email: [Redacted]

or if sent to the Company, at the office of the Company:

IsoEnergy Ltd.

217 Queen Street West, Suite 401

Toronto, Ontario

M5V 0R2

Attention: Philip Williams

Email: [Redacted]

with a copy to:

Cassels Brock & Blackwell LLP

Suite 3200, Bay Adelaide Centre

40 Temperance Street

Toronto, Ontario

M5H 0B4 Canada

Attention: Jamie Litchen

Email: [Redacted]

-and-

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019

Attention: Christian Kurtz

Email: [Redacted]

Any such notice shall be effective only upon receipt. Any notice under Section 5 may be made by telecopy or telephone, but if so made shall be subsequently confirmed in writing (which may include, in the case of the Agents, electronic mail to any two Authorized Company Representatives).

(b)           Consent to Jurisdiction. Each of the parties irrevocably (i) agrees that any legal suit, action or proceeding against the other brought by one party or by any person who controls that party arising out of or based upon this Agreement or the transactions contemplated thereby may be instituted in the courts of the Province of Ontario located in Toronto, Ontario, (ii) waives, to the fullest extent it may effectively do so, any objection which it may now or hereafter have to the laying of venue of any such proceeding and (iii) submits to the exclusive jurisdiction of such courts in any such suit, action or proceeding. To the extent that any party has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service of notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to itself or its property, it hereby irrevocably waives such immunity in respect of its obligations under the above-referenced documents, to the extent permitted by law. The provisions of this Section 7(b) shall survive any termination of this Agreement, in whole or in part.

(c)           No Third Party Beneficiaries. The Company acknowledges and agrees that the Agents are acting solely in the capacity of arm’s length contractual counterparties to the Company with respect to the offering of Shares contemplated hereby (including in connection with determining the terms of the offering) and not as financial advisors or fiduciaries to, or agents of, the Company or any other person. Additionally, the Agents are not advising the Company or any other person as to any legal, tax, investment, accounting or regulatory matters in any jurisdiction. The Company shall consult with its own advisors concerning such matters and shall be responsible for making its own independent investigation and appraisal of the transactions contemplated hereby, and the Agents shall have no responsibility or liability to the Company with respect thereto. Any review by the Agents of the Company, the transactions contemplated hereby or other matters relating to such transactions will be performed solely for the benefit of the Agents and shall not be on behalf of the Company.

(d)           Survival of Representations and Warranties. All representations, warranties and agreements of the Company contained herein or in certificates or other instruments delivered pursuant hereto shall remain operative and in full force and effect regardless of any investigation made by or on behalf of the Agents or any of their controlling persons and shall survive delivery of and payment for the Shares hereunder.

(e)           Disclaimer of Fiduciary Relationship. The Company acknowledges and agrees that (i) the purchase and sale of the Shares pursuant to this Agreement, including the determination of the terms of the offering and any related discounts and commissions, is an arm’s-length commercial transaction between the Company, on the one hand, and the Agents, on the other hand (ii) in connection with the offering contemplated by this Agreement and the process leading to such transaction, the Agents owe no fiduciary duties to the Company or its securityholders, creditors, employees or any other party, (iii) the Agents have not assumed nor will they assume any advisory or fiduciary responsibility in favor of the Company with respect to the offering of the Shares contemplated by this Agreement or the process leading thereto (irrespective of whether the Agents or their affiliates have advised or are currently advising the Company on other matters) and the Agents have no obligation to the Company with respect to the offering of the Shares contemplated by this Agreement except the obligations expressly set forth in this Agreement, (iv) the Agents and their affiliates may be engaged in a broad range of transactions that involve interests that differ from those of the Company and (v) the Agents have not provided any legal, accounting, regulatory or tax advice with respect to the offering contemplated by this Agreement and the Company has consulted its own legal, accounting, regulatory and tax advisors to the extent it deemed appropriate.

(f)            Governing Law. THIS AGREEMENT, AND ANY DISPUTE, CLAIM OR CONTROVERSY ARISING UNDER OR RELATED TO THIS AGREEMENT, SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE PROVINCE OF ONTARIO APPLICABLE TO AGREEMENTS MADE AND TO BE PERFORMED ENTIRELY WITHIN SUCH PROVINCE. EACH PARTY HERETO HEREBY IRREVOCABLY SUBMITS FOR PURPOSES OF ANY ACTION ARISING FROM THIS AGREEMENT BROUGHT BY ANY OTHER PARTY HERETO TO THE JURISDICTION OF THE COURTS OF THE PROVINCE OF ONTARIO.

(g)           Judgment Currency. The Company shall indemnify and hold harmless each of the Agents, the directors, officers, employees, counsel and agents of each of the Agents and each person, if any, who controls any Agent within the meaning of Section 15 of the Act or Section 20 of the Exchange Act from and against any and all losses, claims, liabilities, expenses and damages incurred by the Agents as a result of any judgment or order being given or made for any amount due hereunder and such judgment or order being expressed and paid in a currency (the “judgment currency”) other than U.S. dollars and as a result of any variation as between (i) the rate of exchange at which the U.S. dollar amount is converted into the judgment currency for the purpose of such judgment or order, and (ii) the rate of exchange at which such indemnified person is able to purchase U.S. dollars with the amount of the judgment currency actually received by the indemnified person. The foregoing indemnity shall constitute a separate and independent obligation of the Company and shall continue in full force and effect notwithstanding any such judgment or order as aforesaid. The term “rate of exchange” shall include any premiums and costs of exchange payable in connection with the purchase of, or conversion into, the relevant currency.

(h)           Compliance with USA Patriot Act. In accordance with the requirements of the USA Patriot Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001)), the Agents are required to obtain, verify and record information that identifies their respective clients, including the Company, which information may include the name and address of their respective clients, as well as other information that will allow the Agents to properly identify their respective clients.

(i)            Counterparts. This Agreement may be signed in one or more counterparts, each of which shall be deemed to be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and may be delivered by facsimile transmission or by electronic delivery of a portable document format (PDF) file.

(j)            Survival of Provisions Upon Invalidity of Any Single Provision. In case any provision in this Agreement shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

(k)           Waiver of Jury Trial. Each of the Company and each of the Agents hereby irrevocably waives any right it may have to a trial by jury in respect of any claim based upon or arising out of this Agreement or the transactions contemplated hereby.

(l)            Successors and Assigns. This Agreement will enure to the benefit of and be binding upon the parties hereto, and in each case their respective successors, and no other person will have any right or obligation hereunder. No party may assign its rights or obligations under this Agreement without the prior written consent of the other parties.

(m)           Titles and Subtitles. The titles of the sections and subsections of this Agreement are for convenience and reference only and are not to be considered in construing this Agreement.

(n)           Entire Agreement. Other than the terms set forth in each Agency Transaction Notice delivered hereunder, this Agreement embodies the entire agreement and understanding between the parties hereto and supersedes all prior agreements and understandings relating to the subject matter hereof. This Agreement may not be amended or otherwise modified or any provision hereof waived except by an instrument in writing signed by the Agents and the Company.

[Signature page follows]

Execution Version

Please confirm that the foregoing correctly sets forth the agreement between the Company and the Agents.

Very truly yours,

ISOENERGY LTD.

By:	/s/ Philip Williams
	Name:	Philip Williams
	Title:	Chief Executive Officer

Confirmed as of the date first above mentioned:

VIRTU CANADA CORP.

By:	/s/ Ryan Quattrini
	Name:	Ryan Quattrini
	Title:	Chief Financial Officer

Confirmed as of the date first above mentioned:

VIRTU AMERICAS LLC

By:	/s/ Joshua R. Feldman
	Name:	Joshua R. Feldman
	Title:	Managing Director

SCHEDULE 1

AUTHORIZED COMPANY REPRESENTATIVES*

Name and Office/Title	E-mail Address	Telephone Numbers
Philip Williams Chief Executive Officer	[Redacted]	[Redacted]
Graham du Preez Chief Financial Officer	[Redacted]	[Redacted]

*           Notices to be provided to both of the above Company Representatives.

AUTHORIZED AGENT REPRESENTATIVES*

The Authorized Agent Representatives of Virtu Canada Corp. are as follows

Name and Office/Title	E-mail Address	Telephone Numbers
Dave Rogers Execution Services, Trading	[Redacted]	[Redacted]
With a copy to:
ATM Canada	[Redacted]	[Redacted]

The Authorized Agent Representatives of Virtu Americas LLC are as follows

Name and Office/Title	E-mail Address	Telephone Numbers
Jeffrey Lumby Head of Capital Markets	[Redacted]	[Redacted]
Joshua R. Feldman Managing Director	[Redacted]	[Redacted]
Conor Lumby Capital Markets	[Redacted]	[Redacted]
With a copy to:
Virtu Capital Markets	[Redacted]	[Redacted]

SCHEDULE 2

ISSUER FREE WRITING PROSPECTUSES

None.

SCHEDULE 3

Qualified Persons Who Filed Consents with the Company’s Registration Statement

1. Mark B. Mathisen

2. Dean T. Wilton

3. Dan Brisbin

EXHIBIT A

[Company Letterhead]

[______], 20[____]

[Virtu Canada Corp.] / [Virtu Americas LLC]
[1720 – 222 Bay St.] / [41st Floor – 1633 Broadway]

[Toronto, ON M5K 1B7] / [New York, NY 10019]

VIA EMAIL

TRANSACTION NOTICE

Ladies and Gentlemen:

The purpose of this Transaction Notice is to propose certain terms of the Agency Transaction entered into with the [Canadian Agent / U.S. Agent] under, and pursuant to, that certain Equity Distribution Agreement among IsoEnergy Ltd., Virtu Canada Corp. and Virtu Americas LLC, dated May 30, 2025 (the “Agreement”). Please indicate your acceptance of the proposed terms below. Upon acceptance, the particular Agency Transaction to which this Transaction Notice relates shall supplement, form a part of, and be subject to, the Agreement. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Agreement.

The terms of the particular Agency Transaction to which this Transaction Notice relates are as follows:

Trading Day(s) on which Shares may be Sold:	[_______], 20[__], 20[__]…[_______], 20[__]
Maximum [Number][Value] of Shares to be Sold in the Aggregate:	[_______]
Maximum [Number][Value] of Shares to be Sold on each Trading Day:	[_______]
Stock exchange:	[_______]
Floor Price:	[US/C]$[__.__] per share

[Remainder of Page Intentionally Blank]

Very truly yours,

ISOENERGY LTD.

By:
Name:
Title:

Accepted and agreed as of
the date first above written:

[VIRTU CANADA CORP.]/[VIRTU AMERICAS LLC]

By:
Name:
Title: